                                                        INFORMATION CONTAINED
     HEREIN IS SUBJECT TO COMPLETION ON AMENDMENT.

                 SUBJECT TO COMPLETION, DATED OCTOBER 13, 1997

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 1, 1997

                               10,000,000 SHARES

                                SPIEKER PROPERTIES, INC.

                                  COMMON STOCK
SPIEKER LOGO              (PAR VALUE $.0001 PER SHARE)
                            ------------------------

    Spieker Properties, Inc. is a leading real estate investment trust that specializes in the acquisition, development and management of suburban office and industrial properties. As of September 30, 1997, the Company owned and operated 185 income-producing properties primarily in California, Oregon and Washington, aggregating 29.1 million square feet. In 1997 through the date of this Prospectus Supplement, the Company acquired 26 office properties and seven industrial properties aggregating 8.5 million square feet for a total investment of $919.0 million. In addition, the Company and its affiliates have entered into contracts to acquire 53 additional properties, including two mortgages and a portfolio of 44 properties, aggregating 8.2 million square feet for an estimated total purchase price of $997.0 million. The Company intends to fund these pending acquisitions in part with the proceeds of this offering and expects to complete most of such acquisitions in the fourth quarter of 1997. The Company also is in the process of developing 20 properties in California, Oregon and Washington aggregating 3.2 million square feet for a total investment of $285.1 million.

    The 10,000,000 shares of Common Stock of the Company offered hereby are being sold by the Company. The Common Stock is listed on the New York Stock Exchange under the symbol "SPK." The last reported sale price of the shares of Common Stock on the New York Stock Exchange on October 10, 1997 was $41 7/8 per share. See "Price Range of Common Stock and Dividends."

    The shares of Common Stock are subject to certain restrictions on ownership designed to preserve the Company's status as a real estate investment trust for federal income tax purposes. See "Description of Common Stock" in the accompanying Prospectus.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                 INITIAL PUBLIC       UNDERWRITING        PROCEEDS TO
                                                 OFFERING PRICE       DISCOUNT(1)          COMPANY(2)
                                               ------------------  ------------------  ------------------
Per Share....................................          $                   $                   $
Total(3).....................................          $                   $                   $

---------------

(1) The Company and the Operating Partnership have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting estimated expenses of $900,000 payable by the Company.

(3) The Company has granted the Underwriters an option exercisable for 30 days after the date hereof to purchase up to 1,500,000 additional shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting
    discount and proceeds to Company will be $         , $         and
    $         , respectively. See "Underwriting."
                            ------------------------

    These shares are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares
will be ready for delivery in New York, New York, on or about October   , 1997,
against payment therefor in immediately available funds.
GOLDMAN, SACHS & CO.
         DONALDSON, LUFKIN & JENRETTE
                 SECURITIES
               CORPORATION
                    MERRILL LYNCH & CO.
                             MORGAN STANLEY DEAN WITTER
                                      NATIONSBANC MONTGOMERY SECURITIES, INC.
                                             PRUDENTIAL SECURITIES INCORPORATED
                            ------------------------

          The date of this Prospectus Supplement is October   , 1997.

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SHARES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus and incorporated herein and therein by reference. The information contained in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option, unless indicated otherwise. The offering of 10,000,000 shares of Common Stock, par value $.0001 per share (the "Common Stock"), made hereby is herein referred to as the "Offering." All references to the "Company" in this Prospectus Supplement and the accompanying Prospectus include Spieker Properties, Inc., those entities controlled by Spieker Properties, Inc. and predecessors of Spieker Properties, Inc., unless the context indicates otherwise. Information regarding shares of Common Stock, unless otherwise indicated, is based on a per-share market price of $41,875. This Prospectus Supplement and the accompanying Prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Special Considerations" beginning on page 5 of the accompanying Prospectus.

                                  THE COMPANY

     Spieker Properties, Inc. is a leading real estate investment trust ("REIT") that specializes in the acquisition, development and management of suburban office and industrial properties. As of September 30, 1997, the Company owned and operated 185 income-producing properties (the "Properties," and each a "Property") primarily in California, Oregon and Washington, aggregating 29.1 million square feet and comprised of 17.0 million square feet of industrial Properties and 12.1 million square feet of office Properties. In 1997 through the date of this Prospectus Supplement, the Company acquired 26 office Properties and seven industrial Properties aggregating 8.5 million square feet for a total investment of $919.0 million. In addition, the Company and its affiliates have entered into contracts to acquire 53 additional properties, including two mortgages and a portfolio of 44 Properties (the "WCB Portfolio"), aggregating 8.2 million square feet for an estimated total purchase price of $997.0 million. See "-- Recent Activities and Continued Growth." The Company intends to fund these pending acquisitions in part with the proceeds of this Offering and expects to complete most of such acquisitions in the fourth quarter of 1997. The Company also is in the process of developing 20 properties in California, Oregon and Washington aggregating 3.2 million square feet for a total investment of $285.1 million.

     The Company's principal objective is to achieve sustainable long-term growth in Funds from Operations per share by:

     - acquiring quality commercial property and portfolios in regions with strong prospects for continued economic growth, generally at prices at or below replacement cost,

     - capitalizing on its proven expertise and market opportunities to develop additional properties,

     - becoming one of the most significant commercial landlords in each of the submarkets in which it operates,

     - achieving internal growth by providing a superior level of service to its diversified tenant base and increasing rents to market rates as leases roll over,

     - maximizing the benefits from economies of scale as the size of the Company increases, and

     - continuing to attract and retain the best real estate professionals in the industry.

     The Company's 26 most senior members of management in charge of implementing the Company's business strategy collectively own approximately $240.6 million of the aggregate market value of the Company's outstanding Common Stock on a fully-converted basis.

     The Company's revenues increased 53.0% from $93.0 million for the six months ended June 30, 1996 to $142.3 million for the six months ended June 30, 1997. The Company's earnings before interest expense, depreciation, amortization, and minority interests ("EBIDA") increased 48.0% from $66.0 million for the six months ended June 30, 1996 to $97.6 million for the six months ended June 30, 1997. In addition, the Company's funds from operations (calculated by adjusting net income before minority interest for certain non-cash items, principally the amortization and depreciation of real property and for dividends on equity securities that are not convertible into shares of Common Stock, "Funds from Operations") increased 51.8% from $44.4 million for the six months ended June 30, 1996 to $67.5 million for the six months ended June 30, 1997. The Company believes that EBIDA and Funds from Operations are useful financial performance measures of the operating performance of an equity REIT. EBIDA and Funds from Operations do not represent net income or cash flows from operating, financing and investing activities as defined by generally accepted accounting principles ("GAAP") and do not necessarily indicate that cash flows will be sufficient to fund cash needs. EBIDA and Funds from Operations should not be considered as alternatives to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Furthermore, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds from Operations. For a further discussion of EBIDA and Funds from Operations, net income and cash flow from operations, see "-- Summary Financial and Other Data."

                     RECENT ACTIVITIES AND CONTINUED GROWTH

     The Company has been an active acquiror of office and industrial properties and believes that attractive opportunities continue to exist to purchase properties and portfolios, often at prices below replacement costs due to, among other factors, the changing composition of ownership of institutional-grade commercial property. See "-- Acquiring Office and Industrial Properties." The Company also has extensive experience in developing new properties and is in the process of developing 20 properties in California, Oregon and Washington for a total investment of $285.1 million. The Company completed the development of seven Properties in the first nine months of 1997 for a total investment of $59.1 million. The Company believes that lower vacancy rates and continued strong demand for commercial property in most of the Company's markets will lead to additional attractive development opportunities. See "-- Developing New Properties." The Company's existing Properties also continue to generate increasing cash flow due to high average occupancy rates, increasing rental rates, controlled capital expenditures and strength in its real estate markets in general. During the first nine months of 1997, the Company completed 548 lease transactions for the renewal or re-leasing of 3.5 million square feet of second-generation space at an average 22.7% increase in effective rates over expiring contract rents. See "-- Growth in Operating Income from Existing Properties."

ACQUIRING OFFICE AND INDUSTRIAL PROPERTIES

  Pending Acquisitions

     As of the date of this Prospectus Supplement, the Company and its affiliates had entered into contracts to purchase 51 additional properties (the "Pending Acquisitions") and two mortgages aggregating 8.2 million square feet, for an estimated total investment of $997.0 million. Excluding certain properties in the WCB Portfolio which the Company and its affiliates intend to dispose of through sales or like-kind exchanges, the Pending Acquisitions are predominately high quality, recently constructed office and industrial properties that are similar in type and location to the Company's existing Properties. The Company believes the Pending Acquisitions' purchase prices are below their replacement costs and that rental income from the Pending Acquisitions can be increased while maintaining controlled capital expenditures. Of the $997.0 million estimated total investment in the Pending Acquisitions, $911.0 million will be paid in cash, $11.0 million will be assumption of debt, and the remainder will be paid in the form of convertible preferred partnership units in Spieker Properties, L.P. (the "Operating Partnership"). Affiliates of Whitehall Street Real Estate Limited Partnership ("Whitehall Street"), an affiliate of Goldman, Sachs & Co., will receive $75.0 million of partnership units in the Operating Partnership in connection with the acquisition of the WCB Portfolio. The cash investment in the Pending Acquisitions will be financed with proceeds from this Offering, a recently completed offering of the Company's Preferred Stock, a $200 million bridge financing facility with Wells Fargo Bank and other borrowings. See "-- Financing Transactions." The purchase of a number of the Pending Acquisitions is subject to customary conditions, including with respect to eight properties and related land in the WCB Portfolio that consents to transfer such properties or waivers of third party purchase rights be obtained. Accordingly, there can be no assurance that the Company will acquire any or all of the Pending Acquisitions. See "Special Considerations -- Acquisition and Development Activities" in the accompanying Prospectus.

     The following table and discussion set forth certain information regarding the Pending Acquisitions.

                              PENDING ACQUISITIONS

                                                                 PROPERTY           TOTAL
               PROPERTY NAME                  LOCATION             TYPE          SQUARE FEET
    -----------------------------------   ----------------   -----------------   -----------        TOTAL
                                                                                                  PURCHASE
                                                                                                    PRICE
                                                                                                -------------
                                                                                                (IN MILLIONS)
    WCB Portfolio(1)...................   Various            Primarily Office     6,354,450       $   725.0(2)
                                                              and Industrial
    The City Office Portfolio..........   Orange, CA              Office            730,000            97.2
    Plaza Center/U.S. Bank Center......   Bellevue, WA            Office            458,000            80.5
    La Jolla Office Properties(3)......   La Jolla, CA            Office            225,983            39.0
    San Mateo Bay Center II(4).........   San Mateo, CA           Office            119,152            24.8
    Douglas Corporate Center...........   Roseville, CA           Office            100,000            12.0
    ABAM Property......................   Federal Way, WA         Office             50,000             4.9
    California Circle..................   Milpitas, CA          Industrial           98,000            10.5
    Borregas Avenue....................   Sunnyvale, CA         Industrial           40,000             3.1
                                                                                 -----------    -------------
             Total............................................................    8,175,585       $   997.0(2)
                                                                                 ==========      ==========

---------------

(1) Includes 141.7 acres of undeveloped land. See "-- WCB Portfolio."

(2) Includes $200 million of properties that the Company and its affiliates intend to dispose through sales or like-kind exchanges. See "-- WCB Portfolio -- Disposition Properties."

(3) Represents an investment in two mortgages with an aggregate face value of $46.0 million secured by these properties.

(4) This property is being acquired from a partnership owned by certain officers of the Company in part with issuances of partnership units in the Operating Partnership.

     WCB Portfolio. The WCB Portfolio consists of 44 properties in twelve states aggregating 6.4 million square feet, as well as 141.7 acres of land. Within such portfolio, the Company intends to (i) retain 26 properties aggregating 3.8 million square feet in California and Oregon (the "Core Properties"), (ii) explore opportunities relating to five properties aggregating 0.6 million square feet in Arizona, Colorado and Texas (the "Potential New Market Properties") and
(iii) dispose of 13 properties aggregating 2.0 million square feet in nine states consisting of retail properties or properties outside of the Company's current geographic focus (the "Disposition Properties").

     The Company believes that the WCB Portfolio has a number of important attributes that will have a positive impact on the Company. Most of the Core Properties are adjacent to existing Properties, affording the Company the benefits associated with submarket dominance and economies of scale. This portfolio is being purchased below replacement cost and the Company believes that the level of in place rents should allow for revenue growth as existing leases expire. This acquisition also provides the Company with the opportunity to investigate the viability of extending its operations into other markets in the Western United States, including Austin, Colorado Springs, Denver and Phoenix.

     Core Properties. The Core Properties include 11 office properties aggregating 2,130,655 square feet and 15 industrial properties aggregating 1,661,639 square feet located in California and Oregon. The Core Properties are generally similar in type and location to the Company's existing properties. The WCB

Portfolio also includes 83.8 acres of land adjacent to seven of the Core Properties that the Company may develop or sell to third parties.

     The office Core Properties are high quality, two- to twelve-story structures, with steel frames and glass or brick wall exteriors. The 11 office Core Properties include:

     - Kruse Woods -- three office properties located in Lake Oswego, Oregon consisting of eight buildings constructed between 1985 and 1997 totaling 656,670 square feet. These properties will significantly increase the Company's position as the dominant landlord in this submarket of Portland, as the Company currently owns 196,833 square feet of adjacent office property, is developing 125,000 square feet of office property and has options to purchase land on which it may develop an additional 72,000 square feet of office property. Following this acquisition, the Company will own approximately 83% of the Class A office space in this submarket. The Kruse Way office submarket is one of the strongest in Portland, with an overall vacancy rate of 2.7% (excluding the recently completed Kruse Woods III building which is part of the WCB Portfolio) as of June 30, 1997, according to REAL-NET Commercial Property Database Services ("REAL-NET").

     - One Pacific Square -- a 228,169 square feet nine-story office property constructed in 1984 and located on the outskirts of downtown Portland approximately one mile from John's Landing, where the Company owns 324,042 square feet of office property. Class A office properties in the John's Landing submarket have an overall vacancy rate of 0.8% as of June 30, 1997, according to REAL-NET.

     - Vintage Park -- an office complex located in Foster City, California consisting of 22 one- and two-story buildings constructed between 1984 and 1989 totaling 658,197 square feet. This property is adjacent to three existing office properties totaling 320,000 square feet owned by the Company. The Company believes this submarket of the South San Francisco Bay Area is very attractive to high tech and biotech companies given its proximity to the San Francisco International Airport, Silicon Valley and nearby housing markets. As of June 30, 1997, the vacancy rate for office property in Foster City was 0.7% and asking rents have increased 53% since 1995, according to BT Commercial Real Estate.

     - Stadium Towers Plaza -- a 12-story office building constructed in 1988 and an adjacent restaurant located in Anaheim, California totaling 255,531 square feet. This property also includes 6.3 acres of adjacent undeveloped land on which the Company may construct an additional 270,000 square feet of office property at some point in the future. This property has immediate access to the 57 freeway and is adjacent to Anaheim Stadium. The Company owns an additional 0.8 million square feet of property in this submarket and an additional 1.2 million square feet of office property in central Orange County, California.

     - East Hills Office Park -- a 57,243 square feet office property constructed in 1988 located in Anaheim, California adjacent to the 91 freeway. This property also includes 4.5 acres of adjacent undeveloped land on which the Company may construct an additional 70,000 square feet of office property at some point in the future. Office properties in the Anaheim submarket, including Stadium Towers Plaza and East Hills Office Park, had an overall vacancy rate of 9.4% according to CB Commercial Real Estate Group, Inc. at June 30, 1997, down from 16.5% at the end of 1995.

     The four remaining office Core Properties aggregate 274,845 square feet and include one property in Sacramento totaling 52,661 square feet, one property in Silicon Valley totaling 26,973 square feet, one property in the Inland Empire area of Los Angeles totaling 128,620 square feet and one property in south Orange County totaling 66,591 square feet. The Sacramento property includes 20.2 acres of adjacent undeveloped land, which the Company may develop or sell to third parties.

     The industrial Core Properties are generally multi-tenant industrial or bulk warehouse properties with concrete tilt-up construction. The 15 industrial Core Properties include:

     - Wilsonville Business Center -- a distribution and service center located in Wilsonville, Oregon consisting of nine buildings constructed between 1987 and 1993 totaling 530,038 square feet. This property also includes
       20.8 acres of adjacent undeveloped land on which the Company may construct 350,000 square feet of property in the future. The Company currently owns a 176,000 square feet industrial warehouse in this submarket of Portland.

     - Fremont 3 and LSI Logic -- two research and development properties located in Fremont, California totaling 138,000 square feet. The Company currently owns 636,579 square feet of industrial property in this submarket of the Silicon Valley. Research and development properties had an overall vacancy rate of 4.4% in this submarket as of July 1, 1997, according to Cornish & Carey Commercial.

     - Overland Court and Port Plaza -- four industrial properties located in the Port of Sacramento industrial area totaling 358,541 square feet. Two of these properties also include a total of 13.9 acres of adjacent undeveloped land on which the Company may construct 200,000 square feet of industrial property in the future. The Company currently owns 190,802 square feet of property and is developing another 199,553 square feet in this submarket of Sacramento, California.

     The eight remaining industrial Core Properties aggregate 635,060 square feet and include one property in Sacramento totaling 105,445 square feet, two properties in Silicon Valley totaling 70,943 square feet, two properties in the Inland Empire area of Los Angeles totaling 207,041 square feet and three properties in northern San Diego totaling 251,631 square feet. One Inland Empire property includes 18.1 acres of adjacent undeveloped land on which the Company may develop 320,000 square feet of industrial property in the future.

     Potential New Market Properties. The Potential New Market Properties include three office properties aggregating 374,401 square feet and two industrial properties aggregating 196,950 square feet located in Austin, Colorado Springs, Denver and Phoenix. The Austin property includes 3.1 acres of undeveloped adjacent land. The Company intends to further investigate the viability of extending its operations into these new markets. Upon completion of such investigation, the Company may seek to acquire additional industrial and office properties in these markets or may seek to dispose of certain of the Potential New Market Properties in such markets.

     Disposition Properties. The Disposition Properties include eight office and industrial properties aggregating 1,552,335 square feet located in Arizona, Florida, Georgia, Massachusetts, Michigan, New Mexico, Pennsylvania and Washington and five retail properties aggregating 438,470 square feet located in Oregon. These properties do not meet the Company's current strategic objectives based on their location or property type and the Company and its affiliates intend to dispose of such properties through sales or like-kind exchanges, as conditions warrant. The WCB Portfolio also includes 54.8 acres of land adjacent to six of the Disposition Properties, which the Company and its affiliates also intend to dispose. The Company expects to generate approximately $200 million in capital from the sale of the Disposition Properties for investment in other properties or the repayment of debt incurred under the new bridge financing facility. Sales of the Disposition Properties will be subject to the negotiation of acceptable terms and other customary conditions. There can be no assurance that the Company or its affiliates will dispose of any or all of the Disposition Properties or, if disposed, that the Disposition Properties will generate the expected capital.

     Other Pending Acquisitions. Other Pending Acquisitions include six office properties and two industrial properties aggregating 1.8 million square feet, for an estimated total investment of $272.0 million. The largest is The City Office Portfolio, a portfolio consisting of two office buildings located in Orange, California with 730,000 total square feet. The Company currently owns 430,000 square feet and is redeveloping 146,300 square feet of office property in this submarket.

     The Company has also entered into a contract to purchase mortgages on two office buildings, La Jolla Center I and UTC Park Plaza, aggregating 226,000 square feet in La Jolla, California for a purchase price of $39.0 million. La Jolla Center I is substantially identical to an adjacent building, La Jolla Center II, currently owned by the Company.

  1997 Completed Acquisitions

     In 1997 through the date of this Prospectus Supplement, the Company acquired 26 office Properties and seven industrial properties aggregating 8.5 million square feet for a total investment of $919.0 million. The following table sets forth certain information regarding these completed acquisitions.

                         ACQUISITIONS COMPLETED IN 1997

                                                                              TOTAL
                                                            ACQUISITION      SQUARE
            PROPERTY NAME                LOCATION              DATE           FEET
    -----------------------------   -------------------   ---------------   ---------        TOTAL
                                                                                         INVESTMENT(1)
                                                                                         -------------
                                                                                         (IN MILLIONS)
    OFFICE PROPERTIES
      Emeryville Portfolio.......   Emeryville, CA        January 1997        946,385       $ 134.2
      Mission West Portfolio.....   San Diego, CA         January 1997        619,935          46.6
      Brea Park Centre...........   Brea, CA              January 1997        141,837          11.9
      555 Twin Dolphin Drive.....   Redwood Shores, CA    February 1997       198,494          43.4
      North Creek Parkway
        Center...................   Bothell, WA           February 1997       204,871          23.1
      Riverside Center...........   Portland, OR          February 1997        98,434           9.5
      1740 Technology Drive......   San Jose, CA          March 1997          194,538          40.2
      Fountaingrove Center.......   Santa Rosa, CA        March 1997          160,808          17.2
      Metro Plaza................   San Jose, CA          March 1997          911,288          75.6
      Pasadena Financial
        Center...................   Pasadena, CA          April 1997          145,702          26.7
      Century Square.............   Pasadena, CA          April 1997          205,653          41.5
      Point West Corporate Center
        I                           Sacramento, CA        May 1997            145,184          17.0
      Sierra Point...............   Brisbane, CA          May 1997             99,150          11.0
      Brea Corporate Plaza.......   Orange County, CA     June 1997           119,406          12.1
      McKesson Building..........   Pasadena, CA          June 1997           150,951          19.4
      Lafayette Terrace..........   Lafayette, CA         June 1997            47,392           7.7
      Brea Corporate Place.......   Brea, CA              July 1997           489,574          62.9
      Sepulveda Center...........   Los Angeles, CA       August 1997         170,134          26.1
      790 Colorado...............   Pasadena, CA          August 1997         129,170          19.6
      Nimbus Corporate Center....   Portland, OR          August 1997         688,186          73.6
      Redmond Heights Tech
        Center...................   Redmond, WA           August 1997         126,480          12.4
      Washington Park............   Federal Way, WA       September 1997       50,000           5.6
      Nobel Corporate Plaza......   San Diego, CA         September 1997      102,763          16.9
      Tower 17...................   Irvine, CA            September 1997      229,133          40.1
      Johnson Ranch..............   Roseville, CA         October 1997        142,363          18.9
      Southgate Office Plaza.....   Renton, WA            October 1997        268,000          29.1
                                                                            ---------    -------------
        Subtotal.........................................................   6,785,831       $ 842.3
    INDUSTRIAL PROPERTIES
      Southcenter West Business
        Park.....................   Tukwila, WA           January 1997        286,921       $   6.5
      Coral Tree Commerce
        Center...................   Vista, CA             June 1997           130,866           8.6
      Progress Industrial Park...   Vista, CA             June 1997           123,275           7.6
      Parkway Industrial.........   Portland, OR          July 1997           176,634           7.6
      Huntwood Business Center...   Hayword, CA           August 1997         174,748          11.9
      Fremont Commerce Center....   Fremont, CA           August 1997         269,983          17.5
      Kelley Point Distribution
        Center...................   Portland, OR          September 1997      500,000          17.0
                                                                            ---------    -------------
        Subtotal.........................................................   1,662,427       $  76.7
                                                                            ---------    -------------
             Total.......................................................   8,448,258       $ 919.0
                                                                             ========    ===========

---------------

(1) Represents capitalized cost as of September 30, 1997 plus estimated repositioning costs.

DEVELOPING NEW PROPERTIES

  Property Developments in Process

     As of the date of this Prospectus Supplement, the Company was in the process of developing 20 properties aggregating 3.2 million square feet for a total estimated investment of $285.1 million. The following table sets forth certain information regarding these properties under development.

                        PROPERTY DEVELOPMENTS IN PROCESS

                                                               ACTUAL OR
                                                            ESTIMATED SHELL     TOTAL
                                                              COMPLETION       SQUARE
              PROPERTY NAME                 LOCATION            DATE(1)         FEET
    ---------------------------------   -----------------   ---------------   ---------        TOTAL
                                                                                           INVESTMENT(2)
                                                                                           -------------
                                                                                           (IN MILLIONS)
    OFFICE PROPERTIES
      Bellefield Maplewood...........   Seattle, WA         January 1997         34,570       $   5.2
      Ryan Ranch III.................   Monterey, CA        February 1997        24,548           3.0
      The City -- 3800 Chapman(3)....   Orange, CA          July 1997           146,300           9.8
      4949 Meadows...................   Portland, OR        November 1997       125,000          16.4
      Eastgate Technology Park.......   San Diego, CA       April 1998          225,000          22.8
      Gateway Office III.............   San Jose, CA        May 1998            121,500          21.6
      Carlsbad Ranch.................   Carlsbad, CA        September 1998      121,000          17.2
      Arboretum Courtyard............   Santa Monica,       December 1998       131,000          32.2
                                        CA...............
      Treat Tower                       Walnut Creek, CA    December 1998       375,000          64.0
                                                                              ---------    -------------
        Subtotal...........................................................   1,303,918       $ 192.2
    INDUSTRIAL PROPERTIES
      Ryan Ranch Industrial..........   Monterey, CA        April 1996           14,664       $   1.8
      Woodinville III................   Seattle, WA         May 1996            244,362          11.7
      Sorrento Vista.................   San Diego, CA       March 1997          228,130          10.0
      Riverside Business Center......   Sacramento, CA      June 1997           174,624           7.4
      Marine Drive III...............   Portland, OR        July 1997           258,500           8.6
      Bay Center Business Park III...   Hayward, CA         August 1997         116,941           6.6
      Seaport Distribution Center....   Sacramento, CA      August 1997         199,553           6.5
      Dixon Landing North I..........   Milpitas, CA        August 1997         116,890          11.0
      Dixon Landing North II.........   Milpitas, CA        September 1997       85,290           7.4
      158th Commerce Park............   Portland, OR        March 1998          381,750          16.6
      Kirkland 118 Corporate            Kirkland, WA        March 1998           77,000           5.3
        Center.......................
                                                                              ---------    -------------
        Subtotal...........................................................   1,897,704       $  92.9
                                                                              ---------    -------------
             Total.........................................................   3,201,622       $ 285.1
                                                                               ========    ===========

---------------

(1) Shell completion date refers to the date when the Property is first available for occupancy.

(2) Represents total estimated cost of development.

(3) This is a redevelopment of an acquired Property.

  1997 Completed Property Developments

     During the first nine months of 1997, the Company completed development of seven Properties, aggregating 1,576,962 square feet for a total investment of $59.1 million. The following table sets forth certain information regarding these recently completed developments.

         OFFICE AND INDUSTRIAL PROPERTY DEVELOPMENTS COMPLETED IN 1997

                                                                              TOTAL
                                                                            RENTABLE
                      PROPERTY NAME                         LOCATION       SQUARE FEET
    --------------------------------------------------   ---------------   -----------        TOTAL
                                                                                          INVESTMENT(1)
                                                                                          -------------
                                                                                          (IN MILLIONS)
    OFFICE PROPERTIES
      Gateway Oaks III................................   Sacramento, CA        46,227         $ 5.6
      Bellefield Building N...........................   Seattle, WA           46,070           6.1
      Ridder Park.....................................   San Jose, CA          83,841           8.5
                                                                           -----------       ------
        Subtotal........................................................      176,138         $20.2
    INDUSTRIAL PROPERTIES
      Concord North Commerce Center...................   Concord, CA          193,590           9.1
      Airport Way.....................................   Portland, OR         205,000           7.5
      Benicia Industrial II(2)........................   Benicia, CA          896,234          18.9
      Marine Drive II.................................   Portland, OR         106,000           3.4
                                                                           -----------       ------
        Subtotal........................................................    1,400,824         $38.9
                                                                           -----------       ------
             Total......................................................    1,576,962         $59.1
                                                                           ==========     ===========

---------------

(1) Represents capitalized cost as of September 30, 1997.

(2) This is a redevelopment of an acquired Property.

GROWTH IN OPERATING INCOME FROM EXISTING PROPERTIES

     The Company seeks to increase Funds from Operations by maximizing cash flow from existing Properties through active leasing and property management and capitalizing on the strength in its property markets. See "-- Strength in Property Markets." The Company's objectives include increasing the occupancy of all Properties that are not fully leased, maintaining high average occupancy rates, increasing effective rental rates and strictly controlling operating expenses and capital expenditures.

     As of September 30, 1997, the occupancy rate of the Properties owned and operated by the Company was 95.1%. Effective rental rates on the 548 leases (representing 3.5 million square feet) signed by the Company during the nine months ended September 30, 1997 were on average 22.7% higher than the ending contract rental rates on the expiring leases for the same space. The Company believes that as a result of the low vacancy rates, the absence of significant new construction, higher average market rental rates and good demand for commercial property in its real estate markets in general it will continue to achieve growth in effective rental rates on leases in its Properties. Approximately 81.9% of the Company's 23.8 million square feet occupied at June 30, 1997 is subject to scheduled lease expirations through the end of 2001.

     The Company focuses on controlling capital expenditures associated with re-leasing space by concentrating on general purpose properties that are easily divisible so as to accommodate users of various sizes. In addition, the Company seeks to limit tenant improvement expenditures to those which are in demand by, and adaptable to, a high number of users. For the five-year period ended December 31, 1996 on an average annual basis and for the six months ended June 30, 1997, the Company's office Properties averaged $4.19 and $3.54, respectively, and its industrial Properties averaged $1.19 and $0.79, respectively, per square foot in capitalized tenant improvements and leasing commissions on renewed or re-leased space.

PROPERTY DISPOSITIONS

     The Company has a policy of disposing of properties through sales or like-kind exchanges that do not meet the Company's strategic objectives. For the six months ended June 30, 1997, the Company disposed of seven retail properties totaling 0.7 million square feet of net rentable space for $78.4 million. During the third quarter of 1997, the Company disposed of one industrial property totaling 49,750 square feet for $2.4 million and one retail property totaling 164,653 square feet for $21.7 million. The Company also intends to dispose of certain properties acquired through the WCB portfolio. See "-- WCB
Portfolio -- Disposition Properties." In addition, the Company and its affiliates have entered into contracts to sell two office properties and one retail property for approximately $22.0 million. The sale of such properties is subject to customary conditions.

STRENGTH IN PROPERTY MARKETS

     The Company's existing Properties are primarily located in seven geographic regions: Seattle, WA; Portland, OR; Sacramento/Central Valley, CA; East San Francisco Bay Area, CA; South San Francisco Bay Area, CA; Orange and Los Angeles Counties, CA; and San Diego, CA. The Company has experienced significant improvements in most of the markets in which the Company owns and operates Properties, including decreasing vacancy rates and increasing rental rates. The Company believes that these markets continue to offer opportunities for profitable investment because of the strengths of the local economies and the improvement over the last several years in the property markets themselves. The acquisition of the WCB Portfolio has the potential to expand the Company's geographic presence to Austin, Colorado Springs, Denver and Phoenix. The Company believes that these markets may possess many of the attractive characteristics of the markets in which it currently operates.

     As reported in the Urban Land Institute 1997 Mid-Year Outlook, California was viewed as the best place for overall real estate investment. As set forth below, San Francisco, San Jose and Orange County ranked as the top three markets in the nation based on total return potential. Seattle, Oakland-East San Francisco Bay Area, San Diego and Portland were also included in the top ten markets. In addition, the Fall 1996 issue of MarketScore, a publication of KOLL (a real estate services company), ranked San Francisco, Portland and San Jose among the top four markets for suburban office property investment and San Jose and Portland among the top three markets for industrial property investment for relative total return for a two-year time horizon. Such publication also ranked Phoenix and Austin, two of the Company's potential new markets, among the top five markets for suburban office property investment and Austin in the top two markets for industrial property investment.

      TOP OVERALL REAL ESTATE     TOP MARKETS FOR SUBURBAN          TOP MARKET FOR
        MARKETS IN THE U.S.            OFFICE PROPERTY                INDUSTRIAL
              1997(1)                   INVESTMENT(2)           PROPERTY INVESTMENT(2)
    ---------------------------  ---------------------------  ---------------------------
     1. SAN FRANCISCO                 1. SAN FRANCISCO               1. SAN JOSE
     2. SAN JOSE                      2. Phoenix                     2. Austin
     3. ORANGE COUNTY                 3. PORTLAND                    3. PORTLAND
     4. Boston                        4. SAN JOSE                    4. Milwaukee
     5. SEATTLE                       5. Austin                      5. Grand Rapids
                                      6. Minneapolis-St.
     6. OAKLAND-EAST BAY              Paul                           6. Tulsa
     7. Minneapolis-St. Paul
     8. New York
     9. SAN DIEGO
    10. PORTLAND

---------------

(1) Source: National Real Estate Index

(2) Source: MarketScore, Volume 15 (KOLL)

FINANCING TRANSACTIONS

     During 1997, the Company continued to extend its fixed-rate debt maturities and decreased its exposure to floating interest rate risk through the issuance of $150 million of 7.125% Notes due July 1, 2009 (the "July 1997 Offering") and $150 million of 7.50% Debentures due October 1, 2027 (the "September 1997 Offering"). The net proceeds from these notes and debentures were used primarily to repay borrowings on the Company's line of credit which are subject to floating interest rates.

     On October 10, 1997, the Company issued $150 million of its Series C Cumulative Redeemable Preferred Stock, $25.00 liquidation preference ("Series C Preferred Stock"), through an underwritten public offering and a direct placement to an institutional investor (the "Series C Preferred Offering"). Dividends on the Series C Preferred Stock are cumulative and are payable at the rate of 7 7/8% of the liquidation preference per annum. The Series C Preferred Stock may be redeemed for cash at the option of the Company on or after October 10, 2002. The net proceeds from the sale of the Series C Preferred Stock, together with the proceeds of this Offering, the bridge financing facility described below and other borrowings, will be used to fund the cash investment in the Pending Acquisitions. Pending such uses, the proceeds from the Series C Preferred Offering were used to repay borrowings under the Company's unsecured credit facility.

     The Company intends to enter into a 24-month, $200 million bridge financing facility with Wells Fargo Bank to finance a portion of the WCB Portfolio. The facility is expected to bear interest at a floating rate based on the London Interbank Offered Rate plus 65 basis points. The Company intends to use proceeds from the disposition of the Disposition Properties to repay borrowings under such bridge facility.

     The purchase price of the WCB Portfolio will be paid to affiliates of Whitehall Street with $650.0 million in cash and $75.0 million in preferred partnership units in the Operating Partnership. Such partnership units will have a cumulative preferred dividend equal to 6.75% of the issue price and will be convertible at any time after six months from the date of issuance into common partnership units of the Operating Partnership or Common Stock of the Company at a conversion price of $41.10 per partnership unit or share.

     As of June 30, 1997, the Company's ratio of total indebtedness to total market capitalization was 27.6%. On a pro forma basis, giving effect to the July 1997 Offering, the September 1997 Offering, the Series C Preferred Offering and this Offering and the application of the net proceeds therefrom as described in "Use of Proceeds," the ratio of total indebtedness to total market capitalization would be 32.2%. The Company believes that such a leverage level will allow it to use debt financing to fund a significant amount of future acquisition and development activities. Total market capitalization is calculated based on (i) the aggregate market value of the Company's Common Stock, assuming conversion of all Class B Common Stock, Class C Common Stock, Series A Preferred Stock and partnership units and convertible preferred partnership units in the Operating Partnership, (ii) the aggregate liquidation value of the Series B Preferred Stock and Series C Preferred Stock and (iii) the Company's total indebtedness.

                                 THE PROPERTIES

     The following table sets forth, as of September 30, 1997, the location and type of the Properties by square feet on a pro forma basis, assuming the acquisition of all of the Pending Acquisitions (other than two mortgages) and the disposition of all of the Disposition Properties, as if such transactions had occurred on September 30, 1997. For similar information regarding the Properties actually owned by the Company as of September 30, 1997, see "The Company -- Rentable Square Footage."

PRO FORMA RENTABLE SQUARE FOOTAGE OF PROPERTIES BY LOCATION AND TYPE OF PROPERTY

                                                                                        PERCENT
            GEOGRAPHIC AREA               INDUSTRIAL       OFFICE         TOTAL         OF TOTAL
----------------------------------------  ----------     ----------     ----------     ----------
Seattle, WA/Boise, ID...................   3,381,464      1,871,875      5,253,339         14.8%
Portland, OR............................   3,226,549      2,090,683      5,317,232         15.0%
Sacramento, CA..........................   1,489,955      1,708,766      3,198,721          9.0%
East San Francisco Bay Area, CA.........   5,515,521      2,578,696      8,094,217         22.8%
South San Francisco Bay Area, CA........   3,223,803      2,800,496      6,024,299         16.9%
Los Angeles and Orange Counties, CA.....   1,361,091      4,106,813      5,467,904         15.4%
San Diego, CA...........................     598,818        990,643      1,589,461          4.5%
Arizona-Colorado-Texas..................     196,950        374,401        571,351          1.6%
                                          ----------     ----------     ----------       ------
  Total.................................  18,994,151     16,522,373     35,516,524        100.0%
                                          ==========     ==========     ==========       ======
  Percent of Total......................        53.5%          46.5%         100.0%
  Number of Properties..................         115            110            225

                                  THE OFFERING

Common Stock offered hereby..................  10,000,000 shares of Common Stock
Common Stock to be outstanding after the       53,532,923 shares of Common Stock(1)
  Offering...................................
Use of proceeds from the Offering............  To fund in part the Pending Acquisitions, repay indebtedness and for general corporate
                                               purposes.
New York Stock Exchange Symbol...............  "SPK"

---------------

(1) If all of the partnership units in the Operating Partnership were exchanged for Common Stock and all of the outstanding shares of Series A Preferred Stock, Class B Common Stock and Class C Common Stock were converted into Common Stock, the total number of shares of Common Stock outstanding would be 67,684,085, which includes 9,223,534 shares of Common Stock issuable upon exchange of partnership units in the Operating Partnership. Excludes 4,160,000 shares of Common Stock that may also be issued pursuant to the exercise of outstanding employee stock options granted under the Spieker Properties, Inc. 1993 Stock Incentive Plan, as restated and amended, and the 1993 Directors Stock Option Plan, as restated and amended, at an average exercise price of $28.56 per share.

                        SUMMARY FINANCIAL AND OTHER DATA

     The Company's consolidated summary financial and other data is presented on a historical basis for the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996 and 1995, and on a pro forma basis for the six months ended June 30, 1997 and the year ended December 31, 1996. The Company's consolidated balance sheet data is presented on a historical basis as of June 30, 1997 and December 31, 1996 and 1995 and on a pro forma basis as of June 30, 1997. Pro forma operating and other data are presented as if the July 1997 Offering, the September 1997 Offering, the Series C Preferred Offering, this Offering, the Pending Acquisitions and certain other financial transactions described in the Company's pro forma financial statements and notes thereto included elsewhere herein, had been completed on January 1, 1996. Pro forma balance sheet data are presented as if the July 1997 Offering, the September 1997 Offering, the Series C Preferred Offering, this Offering, the Pending Acquisitions and certain other transactions described in the Company's pro forma financial statements and notes thereto included elsewhere herein had been completed on June 30, 1997. See "Spieker Properties, Inc. Pro Forma Financial Information."

     The summary financial and other data should be read in conjunction with the consolidated financial statements and notes thereto of the Company included elsewhere herein and included in the Company's filings under the Exchange Act, which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                        SUMMARY FINANCIAL AND OTHER DATA
         (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

                                            SIX MONTHS ENDED JUNE 30,         YEARS ENDED DECEMBER 31,
                                          ------------------------------   -------------------------------
                                          PRO FORMA    ACTUAL    ACTUAL    PRO FORMA    ACTUAL     ACTUAL
                                           1997(1)      1997      1996      1996(1)      1996       1995
                                          ---------   --------   -------   ---------   --------   --------
OPERATING DATA:
Revenues................................  $220,696    $142,295   $93,014   $416,976    $200,699   $153,391
Income from operations before
  disposition of property, minority
  interests and extraordinary items.....    70,676      49,923    32,110    120,266      65,764     30,335
Income before extraordinary items.......    61,053      56,284    27,816    103,899      64,190     24,666
Net income (loss).......................    61,053      56,284    27,816    103,899      64,190     (8,837)
Net income (loss) allocable to common
  shares................................    48,981      50,118    21,748     79,947      52,051    (11,471)
Net income per share of common stock
  before extraordinary items(2).........      0.85        1.09      0.65       1.38        1.50       0.84
Net income (loss) per share of common
  stock(2)..............................      0.85        1.09      0.65       1.38        1.50      (0.44)
Dividends and distributions per share:
  Series A Preferred Stock..............      1.15        1.15      1.05       2.10        2.10       2.05
  Series B Preferred Stock..............      1.18        1.18      1.18       2.36        2.36       0.14
  Series C Preferred Stock..............      0.98          --        --       1.97          --         --
  Common Stock(2).......................      0.98        0.98      0.91       1.77        1.77       1.74

                                                       AS OF JUNE 30, 1997           AS OF DECEMBER 31,
                                                    -------------------------     -------------------------
                                                    PRO FORMA(1)     ACTUAL       ACTUAL 1996   ACTUAL 1995
                                                    ------------   ----------     -----------   -----------
BALANCE SHEET DATA:
Investment in real estate (before accumulated
  depreciation)...................................   $3,236,576    $1,990,272     $ 1,447,173   $ 1,098,871
Net investment in real estate.....................    3,160,025     1,844,700       1,319,472       974,259
Total assets......................................    3,210,530     1,892,504       1,390,314     1,011,497
Property indebtedness, net........................      105,736        94,745          45,997       112,702
Unsecured debt....................................    1,364,809       692,000          84,997       377,700
Total debt........................................    1,470,545       786,745         719,997       490,402
Stockholders' equity..............................    1,498,963       947,243         563,928       419,847

                                          SIX MONTHS ENDED JUNE 30,                   YEARS ENDED DECEMBER 31,
                                   ---------------------------------------     ---------------------------------------
                                    PRO FORMA                                   PRO FORMA
                                     1997(1)     ACTUAL 1997   ACTUAL 1996       1996(1)     ACTUAL 1996   ACTUAL 1995
                                   -----------   -----------   -----------     -----------   -----------   -----------
OTHER DATA:
Funds from Operations(3).........  $    91,324   $   67,455    $   44,428      $   161,775   $   93,293    $   61,428
Weighted average share
  equivalents(4).................   66,475,976   54,466,117    41,271,774       66,475,976   42,460,000    33,769,742
EBIDA(5).........................      156,045       97,638        66,131          292,452      140,384       108,323
Cash flow provided by (used in):
  Operating activities...........      105,733       93,960        50,477          189,662      103,607        72,210
  Investing activities...........       (3,200)    (455,783)     (155,698)      (2,138,875)    (378,593)     (196,254)
  Financing activities...........      (47,995)     341,736       109,588        1,805,129      296,749       121,954
Total square footage of
  properties at end of period....       36,532       24,808        17,114               --       21,430        16,282
Number of properties at end of
  period.........................          236          174           128               --          156           128
Occupancy rate at end of
  period.........................           --         95.8 %        96.2 %             --         96.6 %        96.9 %
Ratio of earnings to fixed
  charges(6).....................        2.29x        2.74x         2.73x            2.11x        2.56x         1.61x
Ratio of earnings to combined
  fixed charges and preferred
  stock dividends and Preferred
  Operating Partnership Unit
  distributions(7)...............        1.79x        2.23x         2.04x            1.65x        1.97x         1.53x
Ratio of FFO before interest
  expense, Series B and C
  Preferred Stock dividends and
  Preferred Operating Partnership
  Unit distributions to interest
  expense(8).....................        3.08x        3.93x         3.96x            2.84x        3.78x         2.34x
Total market equity(9)...........  $ 3,090,521   $2,065,287    $1,284,105               --   $1,665,025    $1,036,895

---------------

(1) See "Spieker Properties, Inc. Pro Forma Financial Information." Pro forma amounts exclude gains on disposition of property of $14,180 and $8,350 recognized on a historical basis for the six months ended June 30, 1997 and the year ended December 31, 1996, respectively.

(2) Per share amounts are presented for the six months ended June 30, 1997 and 1996 and for the years ended December 31, 1996 and 1995 based upon weighted average common shares outstanding of 46,120,388, 33,502,443, 34,691,140 and 26,140,488, respectively. The pro forma per share amounts have been based upon weighted average common shares outstanding of 57,919,448 for the six months ended June 30, 1997 and the year ended December 31, 1996. There is no material difference between primary and fully diluted amounts.

    Had Statement and Financial Accounting Standards No. 128 --"Earnings Per Share" been adopted as of January 1, 1996, per share amounts would have been $0.83 and $0.86 on an historical and pro forma basis, respectively, for the six months ended June 30, 1997, and $1.31 and $1.40 on an historical and pro forma basis, respectively, for the year ended December 31, 1996.

(3) Funds from Operations means income (loss) from operations before disposal of real estate properties, minority interests and extraordinary items plus depreciation and amortization and an adjustment for straight-lined rents less cash distributable to minority interests in certain properties owned by the Company. Management generally considers Funds from Operations to be a useful financial performance measure of the operating performance of an equity REIT because, together with net income and cash flows, Funds from Operations provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. Funds from Operations does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Funds from Operations does not measure whether cash flow is sufficient to fund all of the Company's cash needs including principal amortization, capital improvements and distributions to stockholders. Funds from Operations also does not represent cash flows generated from operating, investing or financing activities as defined by GAAP. Further, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds from Operations.

(4) Assumes conversion of shares of Class B Common Stock, Class C Common Stock, Series A Preferred Stock and partnership units in the Operating Partnership into shares of Common Stock.

(5) EBIDA means earnings before interest expense, depreciation, amortization, disposal of real estate properties and minority interests. EBIDA is computed as income from operations before minority interests and extraordinary items plus interest expense, depreciation and amortization. The Company believes that in addition to cash flows and net income, EBIDA is a useful financial performance measure for assessing the operating performance of an equity REIT because, together with net income and cash flows, EBIDA provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. To evaluate EBIDA and the trends it depicts, the components of EBIDA, such as rental revenues, rental expenses, real estate taxes and general and administrative expenses, should be considered. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Excluded from EBIDA are financing costs such as interest as well as depreciation and amortization, each of which can significantly affect a REIT's results of operations and liquidity and should be considered in evaluating a REIT's operating performance. Further, EBIDA does not represent net income or cash flows from operating, financing and investing activities as defined by generally accepted accounting principles and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(6) The ratio of earnings to fixed charges is computed as income (loss) from operations, before gains or losses on sales of properties, extraordinary items, plus fixed charges (excluding capitalized interest) divided by fixed charges. Fixed charges consist of interest costs including amortization of debt discount and deferred financing fees, whether capitalized or expensed, and the interest component of rental expense.

(7) The ratio of earnings to combined fixed charges and preferred stock dividends and preferred Operating Partnership unit distributions is computed as income (loss) from operations, before gains or losses on sales of properties, and extraordinary items, plus fixed charges (excluding capitalized interest) divided by fixed charges plus dividends on preferred stock and distributions on preferred Operating Partnership units.

(8) The ratio of Funds from Operations before interest expense, dividends on Series B and C Preferred Stock and Operating Partnership unit distributions to interest expense is calculated as Funds from Operations plus interest expense, excluding amortization of prepaid interest and deferred financing fees, dividends on Series B and C Preferred Stock and distributions on preferred Operating Partnership units divided by interest expense. The Company believes that in addition to the ratio of earnings to fixed charges, this ratio provides a useful measure of a REIT's ability to service its debt because of the exclusion of non-cash items such as depreciation and amortization from the definition of Funds from Operations. This ratio differs from a GAAP-based ratio of earnings to fixed charges and should not be considered as an alternative to that ratio. Further, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds from Operations.

(9) Total market equity is presented as of the end of the period and is calculated as the sum of (i) the total number of shares of Common Stock outstanding, assuming conversion into Common Stock of the Series A Preferred Stock, Class B Common Stock, Class C Common Stock and the partnership units in the Operating Partnership, multiplied by the closing price of the Common Stock as of the end of the period and (ii) the total number of shares of Series B and C Preferred Stock multiplied by their liquidation preference of $25.00 per share. The closing prices of the Common Stock on the New York Stock Exchange for the periods ended June 30, 1997 and 1996 and December 31, 1996 and 1995, which were used in calculating total market equity, were $35.188, $27.25, $36.00 and $25.125, respectively. Pro forma total market equity is calculated based upon the last reported price of the Common Stock on the New York Stock Exchange on October 10, 1997 of $41.875 per share of Common Stock. The Company believes that total market equity is an indicator of the Company's relative size as compared to other public REITs and can be used to evaluate the Company's total market capitalization, which includes indebtedness and total market equity. The Company believes that total market equity has gained acceptance as an indicator of leverage for a company whose assets are primarily operating real estate. Total market equity, however, does not represent the Company's assets or net assets on a GAAP or fair market basis.

                                  THE COMPANY

GENERAL

     The Company is a leading REIT that specializes in the acquisition, development and management of suburban office and industrial properties. As of September 30, 1997, the Company owned and operated 185 income-producing Properties primarily in California, Oregon and Washington, aggregating 29.1 million square feet and comprised of 17.0 million square feet of industrial Properties and 12.1 million square feet of office Properties. In 1997 through the date of this Prospectus Supplement, the Company acquired 26 office Properties and seven industrial Properties aggregating 8.5 million square feet for a total investment of $919.0 million. In addition, the Company and its affiliates have entered into contracts to acquire 53 additional properties, including two mortgages and the WCB Portfolio, aggregating 8.2 million square feet for an estimated total investment of $997.0 million. See "Prospectus Supplement Summary -- Recent Activities and Continued Growth." The Company intends to fund these pending acquisitions in part with the proceeds of this Offering and expects to complete most of such acquisitions in the fourth quarter of 1997. The Company also is in the process of developing 20 properties in California, Oregon and Washington aggregating 3.2 million square feet for a total investment of $285.1 million.

     The Company's revenues increased 53.0% from $93.0 million for the six months ended June 30, 1996 to $142.3 million for the six months ended June 30, 1997. The Company's EBIDA increased 48.0% from $66.0 million for the six months ended June 30, 1996 to $97.6 million for the six months ended June 30, 1997. In addition, the Company's Funds from Operations increased 51.8% from $44.4 million for the six months ended June 30, 1996 to $67.5 million for the six months ended June 30, 1997. The Company believes that EBIDA and Funds from Operations are useful financial performance measures of the operating performance of an equity REIT. EBIDA and Funds from Operations do not represent net income or cash flows from operating, financing and investing activities as defined by GAAP and do not necessarily indicate that cash flows will be sufficient to fund cash needs. EBIDA and Funds from Operations should not be considered as alternatives to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds from Operations. For a further discussion of EBIDA and Funds from Operations, net income and cash flow from operations, see "Selected Financial and Other Data."

     The Company's Common Stock is listed on the New York Stock Exchange under the Symbol "SPK." The Company was incorporated in Maryland in August 1993. The Company's executive offices are located at 2180 Sand Hill Road, Menlo Park, California 94025 and the telephone number is (650) 854-5600.

BUSINESS STRATEGY AND OPERATIONAL PHILOSOPHY

     The Company's principal objective is to achieve sustainable long-term growth in Funds from Operations per share. The Company has pursued this goal since its inception through focused business strategies and operational philosophies.

  Business Strategy

     Focus on Quality Commercial Property. The Company invests in quality office and industrial properties that possess attributes that enable the properties to be competitive in both the short and the long run. The Company seeks to own properties in locations which provide easy access to major transportation arteries and are close to important services. With more than 25 years of experience in owning and operating income-producing properties, the Company's management possesses a high degree of knowledge of the physical and locational characteristics that give a property long term viability.

     The Company takes significant steps to differentiate its Properties from those of nearby competitors so as to maximize their attractiveness to potential users. The Company focuses on office properties that have ample glass line per square foot of office space, and user friendly common areas, stairs, elevators and restrooms, convenient parking and efficient suite layouts. Additionally, the Company seeks to provide amenities and services such as conference rooms and health clubs. The Company's warehouse Properties typically have high clear heights, numerous dock facilities, appropriate truck staging and high capacity sprinkler systems. The Company also seeks to differentiate its industrial Properties through the use of landscaping as well as exterior glass walls.

     The Company pays careful attention to the long term quality of the buildings that it develops by emphasizing first class materials, systems and workmanship during their construction. The exterior appearances of the Company's Properties are designed to be attractive, enduring and appropriately simple. The Company avoids projects which are lavish or unnecessarily intricate as these features tend to prematurely date buildings and often fail to deliver value from the tenants' perspective.

     Serve Wide Range of Tenants and Limit Capital Expenditures. The Company focuses on leasing space to tenants of various sizes and on owning properties that are easily divisible and therefore appeal to a wide range of potential tenants. Such property flexibility also allows the Company to better serve existing tenants by accommodating their inevitable expansion and contraction needs. In addition, the Company's experience is that such project flexibility helps it maintain high occupancy rates particularly when market conditions are less favorable.

     By focusing on divisible projects and a wide range of tenants, the Company has been able to control the capital expenditures associated with releasing space. Consequently, the Company's capital expenditure requirements are relatively lower than those associated with downtown office buildings or large single tenant suburban projects. The Company also attempts to limit tenant improvement expenditures to those which are in demand by, and adaptable to, a high number of users.

     Invest in Growing Regions. The Company focuses its activities primarily in California, Washington and Oregon. The Company believes these regions possess diverse and vibrant economies with strong prospects for continued economic growth due to their Pacific Rim location, quality of life, well developed transportation infrastructures, high technology industries, well-educated employee base and excellent universities. Within these states, the Company focuses its activities on the major metropolitan areas of Seattle, Portland, San Francisco, San Jose, Sacramento, Los Angeles, Orange County and San Diego, which have shown to be desired locations of a large number of businesses. The Company also intends to explore opportunities in other markets where similar characteristics may exist, including Austin, Colorado Springs, Denver and Phoenix as a result of the acquisition of the WCB Portfolio.

     Own Suburban Properties. The Company focuses its efforts on properties in suburban markets surrounding major metropolitan areas. The Company believes that a number of significant demographic and technological factors have caused, and will continue to cause, properties in suburban areas to perform better than properties in central business districts. The desire of employees to work near their residence as well as transportation difficulties and safety concerns associated with central business districts have generally caused employers to seek facilities in the suburbs in the recent past. These factors are reinforced by technological changes which have enabled companies to operate efficiently from disparate locations. However, the Company may consider the possibility of acquiring properties in dynamic downtown markets that exhibit prospects for sustainable long-term growth.

     Dominate Submarkets. In each specific submarket of a suburban area in which it operates, the Company generally seeks to own a number of properties and to be one of the most significant commercial landlords in that market. The Company believes that this strategy gives it a measure of control over the rental rates it charges for its Properties as well as the amount of tenant improvements it must undertake to provide. Through this approach, the Company can also offer prospective tenants a variety of property options and can provide existing tenants, who are growing, additional space in Properties owned by the Company in the same area. The Company believes that it has achieved significant market penetration within a number of the submarkets in which it operates. Such market focus enables the Company to maximize synergistic opportunities and economies of scale and allows management to concentrate its expertise on specific markets and local conditions.

     Provide Superior Level of Service. The Company's goal is to provide a superior level of service to its tenants in order to achieve high occupancy and rental rates as well as low turnover. The Company's office property managers are located on-site, providing tenants with convenient access to management and allowing tenants to focus on their business rather than on property issues. On-site staff enable the Company's properties to be well maintained and to convey a sense of quality, order and security that complements the suburban environments in which the properties are located. The Company has significant experience in acquiring properties managed by others and thereafter improving tenant satisfaction, occupancy levels, renewal rates and rental income by implementing the Company's tenant service programs.

  Operating Philosophy

     Fully Integrated Management Capabilities. The Company has had and will continue to have a philosophy of maintaining in-house resources to add value to properties through the entire cycle of acquisition, development, and ownership including design, construction, leasing and management. The Company utilizes in-house resources to market, lease and manage its properties and does not typically list its properties with outside businesses or use third party management contractors. All of the Company's officers with real estate responsibility have had extensive experience marketing various properties and have, at least one time in their careers, been directly responsible for leasing specific properties. The Company believes this approach gives it a significant advantage as such depth of experience provides it with a detailed knowledge of markets and tenant preferences.

     Accountability. The Company has a philosophy of holding one Senior Officer or a small group of Senior Officers accountable, under the supervision and direction of the Company's executive officers, for all phases of a property's development, from purchase, design and budgeting through construction, leasing and ongoing management. The Company believes that this approach increases the likelihood of a project's success because of the Senior Officer's accountability, continuity of involvement in the project and resulting detailed knowledge of the property and its tenants, particularly as compared to a compartmentalized approach to the real estate business where individuals are responsible for only certain limited areas of a project.

     Training and Retention. The Company's hiring, training and retention of a talented management group has been a important factor in its success. The Company expends significant efforts in the training of new employees in fundamental real estate skills as well as in the continuing education of existing employees. All of the Company's officers, including the executive officers, are involved in the education program, which reinforces the program's importance to the Company and its personnel. The Company's officer compensation program includes cash bonuses and restricted stock payments tied largely to growth in net operating income from existing properties under their management, as well as contribution to Funds from Operations from new acquisitions and developments in their regions. Non-officer compensation includes subjective bonuses based upon, among other factors, tenant satisfaction and leasing and releasing success. The Company also believes that stock options are an effective means of linking employees' actions to stockholder value and generally grants options to all full-time employees upon the completion of one year of service with the Company.

     Maximize Economies of Scale. As a result of the Company's rapid growth over the last few years, it has become one of the largest owners and operators of commercial property in California and the Pacific Northwest. This size will continue to enable the Company to achieve benefits from the economies of scale in its leasing, financing and administrative operations. The Company believes that it can also achieve operational synergies resulting from the number of properties it operates in each submarket.

THE LOCATION AND TYPE OF THE COMPANY'S PROPERTIES

     The following tables set forth certain information relating to rentable square footage, property operating income, average occupancy rates and lease expirations of the Company's properties.

  RENTABLE SQUARE FOOTAGE

     The following table sets forth, as of September 30, 1997, the location and type of Properties by rentable square footage.

     RENTABLE SQUARE FOOTAGE OF PROPERTIES BY LOCATION AND TYPE OF PROPERTY

                                                                                     PERCENT
             GEOGRAPHIC AREA            INDUSTRIAL       OFFICE         TOTAL        OF TOTAL
    ----------------------------------  ----------     ----------     ----------     --------
    Seattle, WA/Boise, ID.............   3,381,464      1,095,875      4,477,339        15.3%
    Portland, OR......................   2,696,511      1,205,844      3,902,355        13.4
    Sacramento, CA....................   1,025,969      1,413,742      2,439,711         8.4
    East San Francisco Bay Area, CA...   5,377,521      1,801,347      7,178,868        24.6
    South San Francisco Bay Area,
      CA..............................   3,014,860      2,773,523      5,788,383        19.9
    Los Angeles and Orange Counties,
      CA..............................   1,154,050      2,868,828      4,022,878        13.8
    San Diego, CA.....................     347,187        990,643      1,337,830         4.6
                                        ----------     ----------     ----------       -----
              Total...................  16,997,562     12,149,802     29,147,364       100.0%
                                        ==========     ==========     ==========       =====
              Percent of Total........        58.3%          41.7%         100.0%
              Number of Properties....          89             96            185

  PROPERTY OPERATING INCOME

     The following table sets forth for the quarter ended June 30, 1997, the Company's Property operating income, which is rental revenue less rental expenses and real estate taxes and excluding interest, depreciation and amortization and general and administrative expenses, on a percentage basis by the location and type of the Company's Properties.

    PERCENTAGE OF PROPERTY OPERATING INCOME BY LOCATION AND TYPE OF PROPERTY
                      FOR THE QUARTER ENDED JUNE 30, 1997

                                                                                        PERCENT
                        GEOGRAPHIC AREA                       INDUSTRIAL     OFFICE     OF TOTAL
    --------------------------------------------------------  ----------     ------     --------
    Seattle, WA/Boise, ID...................................      6.8%        5.2%         12.0%
    Portland, OR............................................      4.7          2.4          7.1
    Sacramento, CA..........................................      1.7          7.3          9.0
    East San Francisco Bay Area, CA.........................      9.2         11.4         20.6
    South San Francisco Bay Area, CA........................     10.1         21.1         31.2
    Los Angeles and Orange Counties, CA.....................      2.0          7.7          9.7
    San Diego, CA...........................................      2.2          8.2         10.4
                                                                 ----         ----        -----
              Percent of Total..............................     36.7%       63.3%        100.0%
                                                                 ====         ====        =====

  AVERAGE OCCUPANCY RATES

     The following table sets forth the aggregate average occupancy rates as of June 30, 1997 of the Properties in terms of the location and type of the Company's Properties.

            AVERAGE OCCUPANCY RATE BY LOCATION AND TYPE OF PROPERTY

                         GEOGRAPHIC AREA                        INDUSTRIAL     OFFICE     TOTAL
    ----------------------------------------------------------  ----------     ------     -----
    Seattle, WA/Boise, ID.....................................     93.0%       98.6%       94.1%
    Portland, OR..............................................     96.9         99.9       97.6
    Sacramento, CA............................................     95.8         92.3       93.7
    East San Francisco Bay Area, CA...........................     98.1         95.7       97.3
    South San Francisco Bay Area, CA..........................     98.5         97.6       98.0
    Los Angeles and Orange Counties, CA.......................     92.6         91.8       92.1
    San Diego, CA.............................................     97.9         91.3       93.1
                                                                   ----         ----       ----
              Weighted Average................................     96.2%       95.1%       95.8%
                                                                   ====         ====       ====

  LEASE EXPIRATIONS OF THE COMPANY'S PORTFOLIO

     The following tables set forth scheduled lease expirations for leases in effect as of June 30, 1997, for each of the next ten years, for (i) all of the Company's office and industrial Properties, (ii) all of the Company's office Properties and (iii) all of the Company's industrial Properties. The tables assume that none of the tenants exercises renewal options or termination rights.

                  LEASE EXPIRATIONS OF THE COMPANY'S PORTFOLIO

                                                                                PERCENTAGE OF TOTAL
                                                             ANNUAL BASE RENT    ANNUAL BASE RENT
                                       SQUARE FEET SUBJECT    UNDER EXPIRING      REPRESENTED BY
        YEAR OF LEASE EXPIRATION       TO EXPIRING LEASES       LEASES(1)       EXPIRING LEASES(2)
    ---------------------------------  -------------------   ----------------   -------------------
                                                              (IN THOUSANDS)
    1997(3)..........................        3,015,270           $ 12,221                4.9%
    1998.............................        4,731,763             47,607               18.9
    1999.............................        3,335,539             39,817               15.8
    2000.............................        4,149,045             47,052               18.7
    2001.............................        4,230,845             48,778               19.4
    2002.............................        2,110,911             26,284               10.5
    2003.............................          480,621              7,299                2.9
    2004.............................          800,193              8,395                3.3
    2005.............................          181,060              1,546                0.6
    2006.............................          177,964              3,047                1.2
    2007 and thereafter..............          543,624              9,439                3.8
                                            ----------           --------              -----
              Total..................       23,756,835           $251,485              100.0%
                                            ==========           ========              =====

                   LEASE EXPIRATIONS OF THE OFFICE PROPERTIES

                                                                                PERCENTAGE OF TOTAL
                                                             ANNUAL BASE RENT    ANNUAL BASE RENT
                                       SQUARE FEET SUBJECT    UNDER EXPIRING      REPRESENTED BY
        YEAR OF LEASE EXPIRATION       TO EXPIRING LEASES       LEASES(1)       EXPIRING LEASES(2)
    ---------------------------------  -------------------   ----------------   -------------------
                                                              (IN THOUSANDS)
    1997(3)..........................         718,803            $  6,596                3.7%
    1998.............................       1,809,707              31,949               18.0
    1999.............................       1,607,054              30,233               17.0
    2000.............................       1,592,205              32,362               18.2
    2001.............................       1,825,052              34,878               19.6
    2002.............................       1,137,512              21,430               12.1
    2003.............................         276,202               5,143                2.9
    2004.............................         211,473               4,009                2.2
    2005.............................          24,870                 563                0.3
    2006.............................          98,027               2,298                1.3
    2007 and thereafter..............         356,627               8,287                4.7
                                            ---------            --------              -----
              Total..................       9,657,532            $177,748              100.0%
                                            =========            ========              =====

                 LEASE EXPIRATIONS OF THE INDUSTRIAL PROPERTIES

                                                                                PERCENTAGE OF TOTAL
                                                             ANNUAL BASE RENT    ANNUAL BASE RENT
                                       SQUARE FEET SUBJECT    UNDER EXPIRING      REPRESENTED BY
        YEAR OF LEASE EXPIRATION       TO EXPIRING LEASES       LEASES(1)       EXPIRING LEASES(2)
    ---------------------------------  -------------------   ----------------   -------------------
                                                              (IN THOUSANDS)
    1997(3)..........................        2,296,467           $  5,625                7.6%
    1998.............................        2,922,056             15,658               21.2
    1999.............................        1,728,485              9,584               13.0
    2000.............................        2,556,840             14,690               19.9
    2001.............................        2,405,793             13,900               18.9
    2002.............................          973,399              4,854                6.6
    2003.............................          204,419              2,156                2.9
    2004.............................          588,720              4,386                6.0
    2005.............................          156,190                983                1.3
    2006.............................           79,937                749                1.0
    2007 and thereafter..............          186,997              1,152                1.6
                                             ---------            -------              -----
              Total..................       14,099,303           $ 73,737              100.0%
                                             =========            =======              =====

---------------

(1) Annual Base Rent means the sum of amounts contractually due on an annual basis, which in addition to standard rent may in some cases include taxes, insurance and common area maintenance.

(2) Calculated by dividing Annual Base Rent as adjusted for contractual increases for leases expiring during each period by the total Annual Base Rent inclusive of contractual increases.

(3) Represents leases expiring between July 1, 1997 and December 31, 1997.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "SPK." The following table sets forth the high and low sales prices for the Common Stock and dividends declared by the Company for each quarterly period indicated, as reported by the New York Stock Exchange Composite Tape. On October 10, 1997, the last reported sale price on the New York Stock Exchange was $41 7/8 per share.

                                                                           COMMON STOCK
                                                                            DIVIDENDS
                     QUARTERLY PERIOD                HIGH       LOW          DECLARED
        -------------------------------------------  ----       ----       ------------
        1996
          First quarter............................  $27        $24  5/8       $.43
          Second quarter...........................  $27  7/8   $23  7/8       $.43
          Third quarter............................  $30  3/8   $27  1/8       $.43
          Fourth quarter...........................  $36        $29            $.43
        1997
          First quarter............................  $40  3/8   $33  1/2       $.43
          Second quarter...........................  $38        $33  1/4       $.47
          Third quarter............................  $40 9/16   $35 3/16       $.47
          Fourth quarter(1)(2).....................  $43        $41

---------------

(1) Through October 10, 1997.

(2) Dividends for the quarter ending December 31, 1997 had not been declared as of the date of this Prospectus Supplement.

     Since the Company's initial public offering in November 1993, the Company has declared regular quarterly dividends to its stockholders. Federal income tax law requires that a REIT distribute annually at least 95% of its REIT taxable income. See "Federal Income Tax Considerations -- Annual Distribution Requirements" in the accompanying Prospectus. In addition to the dividends declared to holders of Common Stock, the Company also declared dividends to holders of its Series A Preferred Stock, Series B Preferred Stock, Class B Common Stock and Class C Common Stock. Future dividends by the Company will be at the discretion of the Board of Directors and will depend upon the actual Funds from Operations of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code, applicable legal restrictions and such other factors as the Board of Directors deems relevant. Although the Company intends to continue to make quarterly distributions to its stockholders, no assurances can be given as to the amounts of dividends, if any, distributed in the future.

     The Company has an automatic dividend reinvestment plan which allows stockholders to acquire additional shares of Common Stock through the automatic reinvestment of cash dividends, without payment of any brokerage commission.

HISTORICAL TOTAL RETURN

     An investor who purchased Common Stock in the Company's initial public offering on November 18, 1993, who reinvested all dividends paid in additional shares of Common Stock, and who held such shares through the close of business on September 30, 1997 would have had a cumulative pretax total return of 148.6% or an annual compounded pretax return of 26.6% based upon the closing price of the Common Stock on September 30, 1997 of $40 7/16 per share. Past performance, however, is not necessarily indicative of the results that will be obtained in the future from an investment in the Company's Common Stock, and no assurance can be given that an investor in this Offering will achieve similar results. See "Special Considerations" in the accompanying Prospectus for a discussion of risks associated with the Company's future performance.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby are expected to be approximately $398 million ($457.8 million if the Underwriters' over-allotment option is exercised in full). The Company intends to contribute such proceeds to the Operating Partnership, of which the Company is the sole general partner, to purchase an estimated additional partnership units in the Operating Partnership. On a pro forma basis, the Company would own approximately 86.37% of the Operating Partnership.

     As discussed under "Prospectus Summary -- Financing Transactions," the Company contemplates financing the acquisition of the Pending Acquisitions with proceeds from the Offering, issuances of $82.5 million of limited partnership units in the Operating Partnership, $150 million of Series C Cumulative Redeemable Preferred Stock and borrowings under a new bridge financing facility and the Company's unsecured line of credit. See "Capitalization" and "Spieker Properties, Inc. Pro Forma Financial Information."

     Pending such application, the Operating Partnership will use a portion of the net proceeds to repay borrowings on the Company's unsecured line of credit and for general corporate purposes. As of September 30, 1997, the weighted average interest rate on indebtedness expected to be repaid with the net proceeds of the Offering was 6.5%.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997, and on a pro forma basis as if the July 1997 Offering, the September 1997 Offering, the Series C Preferred Offering, this Offering, the Pending Acquisitions and certain other transactions described in the Company's pro forma financial statements and notes thereto included elsewhere herein had been completed on June 30, 1997. See "Spieker Properties, Inc. Pro Forma Financial Information." The capitalization table should be read in conjunction with the Company's consolidated financial statements included or incorporated by reference in the Prospectus Supplement and the accompanying Prospectus.

                                                                   AS OF JUNE 30, 1997
                                                                -------------------------
                                                                  ACTUAL       PRO FORMA
                                                                ----------     ----------
                                                                 (DOLLARS IN THOUSANDS)
    Debt:
      Mortgage loans, net.....................................  $   94,745     $  105,736
      Unsecured line of credit................................      57,000        229,809
      Unsecured debt securities(1)............................     635,000        935,000
      Bridge financing facility...............................          --        200,000
         Total debt...........................................     786,745      1,470,545
                                                                ----------     ----------
    Minority interest.........................................      72,465        154,971
                                                                ----------     ----------
    Stockholders' equity (deficit):
      Series A Preferred Stock: $.0001 par value, 1,000,000
         authorized, 1,000,000 issued and outstanding.........      23,949         23,949
      Series B Preferred Stock: $.0001 par value, 5,000,000
         authorized, 4,250,000 issued and outstanding.........     102,064        102,064
      Series C Preferred Stock: $.0001 par value, 6,000,000
         authorized, issued and outstanding pro forma.........          --        146,135
      Common Stock: $.0001 par value; 660,500,000 (654,500,000
         pro forma) authorized, 43,532,923 (53,532,923 pro
         forma) issued and outstanding........................           4              5
      Class B Common Stock: $.0001 par value, 2,000,000
         authorized, issued and outstanding...................          --             --
      Class C Common Stock: $.0001 par value, 1,500,000
         authorized, 1,176,470 issued and outstanding.........          --             --
      Excess Stock: $.0001 par value per share, 330,000,000
         shares authorized, no shares issued or outstanding...          --             --
      Additional paid-in capital..............................     816,274      1,214,232
      Deferred compensation...................................        (753)          (753)
      Retained earnings.......................................       5,705         13,331
                                                                ----------     ----------
         Total stockholders' equity...........................     947,243      1,498,963
                                                                ----------     ----------
              Total capitalization............................  $1,806,453     $3,124,479
                                                                ==========     ==========

---------------

(1) The pro forma balance reflects the issuance of $150,000 of unsecured debt securities on July 10, 1997 and the issuance of $150,000 of unsecured debt securities on September 29, 1997.

                       SELECTED FINANCIAL AND OTHER DATA

     The Company's consolidated selected financial and other data is presented on a historical basis for the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996 and 1995, and on a pro forma basis for the six months ended June 30, 1997 and the year ended December 31, 1996. The Company's consolidated balance sheet data is presented on a historical basis as of June 30, 1997 and December 31, 1996 and 1995 and on a pro forma basis as of June 30, 1997. Pro forma operating and other data are presented as if the July 1997 Offering, the September 1997 Offering, the Series C Preferred Offering, this Offering, the Pending Acquisitions and certain other transactions described in the Company's pro forma financial statements and notes thereto included elsewhere herein had been completed on January 1, 1995. Pro forma balance sheet data are presented as if the July 1997 Offering, the September 1997 Offering, the Series C Preferred Offering, this Offering, the Pending Acquisitions and certain other transactions described in the pro forma financial statements and notes thereto included elsewhere herein had been completed on June 30, 1997. See "Spieker Properties, Inc. Pro Forma Financial Information."

     The selected financial and other data should be read in conjunction with the consolidated financial statements and notes thereto of the Company included elsewhere herein and included in the Company's filings under the Exchange Act, which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                       SELECTED FINANCIAL AND OTHER DATA
         (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

                                                       SIX MONTHS ENDED JUNE 30,            YEARS ENDED DECEMBER 31,
                                                    --------------------------------    ---------------------------------
                                                    PRO FORMA     ACTUAL     ACTUAL     PRO FORMA     ACTUAL      ACTUAL
                                                    1997 (1)       1997       1996      1996 (1)       1996        1995
                                                    ---------    --------    -------    ---------    --------    --------
OPERATING DATA:
Revenues.........................................   $220,696     $142,295    $93,014    $416,976     $200,699    $153,391
Income from operations before disposition of
  property, minority interests and extraordinary
  items..........................................     70,676       49,923     32,110     120,266       65,764      30,335
Income before extraordinary items................     61,053       56,284     27,816     103,899       64,190      24,666
Net income (loss)................................     61,053       56,284     27,816     103,899       64,190      (8,837)
Net income (loss) allocable to common shares.....     48,981       50,118     21,748      79,947       52,051     (11,471)
Net income per share of common stock before
  extraordinary items (2)........................       0.85         1.09       0.65        1.38         1.50        0.84
Net income (loss) per share of common stock
  (2)............................................       0.85         1.09       0.65        1.38         1.50       (0.44)
Dividends and distributions per share:
  Series A Preferred Stock.......................       1.15         1.15       1.05        2.10         2.10        2.05
  Series B Preferred Stock.......................       1.18         1.18       1.18        2.36         2.36        0.14
  Series C Preferred Stock.......................       0.98           --         --        1.97           --          --
  Common Stock(2)................................       0.98         0.98       0.91        1.77         1.77        1.74

                                                                  AS OF JUNE 30, 1997            AS OF DECEMBER 31,
                                                              ---------------------------    --------------------------
                                                              PRO FORMA (1)      ACTUAL      ACTUAL 1996    ACTUAL 1995
                                                              -------------    ----------    -----------    -----------
BALANCE SHEET DATA:
Investment in real estate (before accumulated
  depreciation)............................................    $ 3,236,576     $1,990,272    $1,447,173     $1,098,871
Net investment in real estate..............................      3,160,025      1,844,700     1,319,472        974,259
Total assets...............................................      3,210,530      1,892,504     1,390,314      1,011,497
Property indebtedness, net.................................        105,736         94,745        45,997        112,702
Unsecured debt.............................................      1,364,809        692,000        84,997        377,700
Total debt.................................................      1,470,545        786,745       719,997        490,402
Stockholders' equity.......................................      1,498,963        947,243       563,928        419,847

                                                   SIX MONTHS ENDED JUNE 30,                    YEARS ENDED DECEMBER 31,
                                           -----------------------------------------    -----------------------------------------
                                            PRO FORMA                                    PRO FORMA
                                            1997 (1)      ACTUAL 1997    ACTUAL 1996     1996 (1)      ACTUAL 1996    ACTUAL 1995
                                           -----------    -----------    -----------    -----------    -----------    -----------
Other Data:
Funds from Operations (3)...............   $    91,324    $   67,455     $   44,428     $   161,775    $   93,293     $   61,428
Weighted average share equivalents
  (4)...................................    66,475,976    54,466,117     41,271,774      66,475,976    42,460,000     33,769,742
EBIDA(5)................................       156,045        97,638         66,131         292,452       140,384        108,323
Cash flow provided by (used in):
  Operating activities..................       105,733        93,960         50,477         189,662       103,607         72,210
  Investing activities..................        (3,200)     (455,783)      (155,698)     (2,138,875)     (378,593)      (196,254)
  Financing activities..................       (47,995)      341,736        109,588       1,805,129       296,749        121,954
Total square footage of properties at
  end of period.........................        36,532        24,808         17,114              --        21,430         16,282
Number of properties at end of period...           236           174            128              --           156            128
Occupancy rate at end of period.........            --         95.8%          96.2%              --         96.6%          96.9%
Ratio of earnings to fixed charges(6)...         2.29x         2.74x          2.73x           2.11x         2.56x          1.61x
Ratio of earnings to combined fixed
  charges and preferred stock dividends
  and Preferred Operating Partnership
  Unit distributions(7).................         1.79x         2.23x          2.04x           1.65x         1.97x          1.53x
Ratio of FFO before interest expense,
  Series B and C Preferred Stock
  dividends and Preferred Operating
  Partnership Unit distributions to
  interest expense(8)...................         3.08x         3.93x          3.96x           2.84x         3.78x          2.34x
Total market equity (9).................   $ 3,090,521    $2,065,287     $1,284,105              --    $1,665,025     $1,036,895

---------------

(1) See "Spieker Properties, Inc. Pro Forma Financial Information." Pro forma amounts exclude gains on disposition of property of $14,180 and $8,350 recognized on a historical basis for the six months ended June 30, 1997 and the year ended December 31, 1996, respectively.

(2) Per share amounts are presented for the six months ended June 30, 1997 and 1996 and for the years ended December 31, 1996 and 1995 based upon weighted average common shares outstanding of 46,120,488, 33,502,443, 34,691,140 and 26,140,488, respectively. The pro forma per share amounts have been based upon weighted average common shares outstanding of 57,919,448 for the six months ended June 30, 1997 and the year ended December 31, 1996. There is no difference between primary and fully diluted amounts.

    Had Statement and Financial Accounting Standards No. 128 -- "Earnings Per Share" been adopted as of January 1, 1996, per share amounts would have been $0.83 and $0.86 on an historical and pro forma basis, respectively, for the six months ended June 30, 1997, and $1.31 and $1.40 on an historical and pro forma basis, respectively, for the year ended December 31, 1996.

(3) Funds from Operations means income (loss) from operations before disposal of real estate properties, minority interests and extraordinary items plus depreciation and amortization and an adjustment for straight-lined rents less cash distributable to minority interests in certain properties owned by the Company. Management generally considers Funds from Operations to be a useful financial performance measure of the operating performance of an equity REIT because, together with net income and cash flows, Funds from Operations provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. Funds from Operations does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Funds from Operations does not measure whether cash flow is sufficient to fund all of the Company's cash needs including principal amortization, capital improvements and distributions to stockholders. Funds from Operations also does not represent cash flows generated from operating, investing or financing activities as defined by GAAP. Further, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds from Operations.

(4) Assumes conversion of shares of Class B Common Stock, Class C Common Stock, Series A Preferred Stock and partnership units in the Operating Partnership into shares of Common Stock.

(5) EBIDA means earnings before interest expense, depreciation, amortization, disposal of real estate properties and minority interests. EBIDA is computed as income from operations before minority interests and extraordinary items plus interest expense, depreciation and amortization. The Company believes that in addition to cash flows and net income, EBIDA is a useful financial performance measure for assessing the operating performance of an equity REIT because, together with net income and cash flows, EBIDA provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. To evaluate EBIDA and the trends it depicts, the components of EBIDA, such as rental revenues, rental expenses, real estate taxes and general and administrative expenses, should be considered. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Excluded from EBIDA are financing costs such as interest as well as depreciation and amortization, each of which can significantly affect a REIT's results of operations and liquidity and should be considered in evaluating a REIT's operating performance. Further, EBIDA does not represent net income or cash flows from operating, financing and investing activities as defined by generally accepted accounting principles and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(6) The ratio of earnings to fixed charges is computed as income (loss) from operations, before gains or losses on sales of properties, extraordinary items, plus fixed charges (excluding capitalized interest) divided by fixed charges. Fixed charges consist of interest costs including amortization of debt discount and deferred financing fees, whether capitalized or expensed, and the interest component of rental expense.

(7) The ratio of earnings to combined fixed charges and preferred stock dividends and preferred Operating Partnership unit distributions is computed as income (loss) from operations, before gains or losses on sales of properties, and extraordinary items, plus fixed charges (excluding capitalized interest) divided by fixed charges plus dividends on preferred stock and distributions on preferred Operating Partnership units.

(8) The ratio of Funds from Operations before interest expense, dividends on Series B and C Preferred Stock and Operating Partnership Unit distributions to interest expense is calculated as Funds from Operations plus interest expense, excluding amortization of prepaid interest and deferred financing fees, dividends on Series B and C Preferred Stock and distributions on preferred Operating Partnership units divided by interest expense. The Company believes that in addition to the ratio of earnings to fixed charges, this ratio provides a useful measure of a REIT's ability to service its debt because of the exclusion of non-cash items such as depreciation and amortization from the definition of Funds from Operations. This ratio differs from a GAAP-based ratio of earnings to fixed charges and should not be considered as an alternative to that ratio. Further, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds from Operations.

(9) Total market equity is presented as of the end of the period and is calculated as the sum of (i) the total number of shares of Common Stock outstanding, assuming conversion into Common Stock of the Series A Preferred Stock, Class B Common Stock, Class C Common Stock and the partnership units in the Operating Partnership, multiplied by the closing price of the Common Stock as of the end of the period and (ii) the total number of shares of Series B and C Preferred Stock multiplied by their liquidation preference of $25.00 per share. The closing prices of the Common Stock on the New York Stock Exchange for the periods ended June 30, 1997 and 1996 and December 31, 1996 and 1995, which were used in calculating total market equity, were $35.188, $27.25, $36.00 and $25.125, respectively. Pro forma total market equity is calculated based upon the last reported price of the Common Stock on the New York Stock Exchange on October 10, 1997 of $41.875 per share of Common Stock. The Company believes that total market equity is an indicator of the Company's relative size as compared to other public REITs and can be used to evaluate the Company's total market capitalization, which includes indebtedness and total market equity. The Company believes that total market equity has gained acceptance as an indicator of leverage for a company whose assets are primarily operating real estate. Total market equity, however, does not represent the Company's assets or net assets on a GAAP or fair market basis.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the selected financial data and the Company's financial statements included elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

OVERVIEW

     During the six month period ended June 30, 1997, the Company continued to generate growth through its abilities in both managing and leasing commercial property space and in finding attractive acquisition and development opportunities. As of June 30, 1997, the Company's portfolio of Properties was in excess of 95.8% leased. The Company's commitment to superior tenant service and to maintaining a strong local presence in each of its markets enabled the Company to lease 3.4 million square feet of space during this period. Significantly, effective rents on the 2.4 million square feet of second generation space leased increased by 21.3% as compared to the rents of expiring leases. Also, during the six month period ended June 30, 1997, the Company acquired 18 Properties aggregating over 4.5 million square feet for a total investment of $530.6 million, acquired five parcels of land for development at a total initial cost of $17.1 million and completed development of three properties aggregating 236,068 square feet for a total investment of $17.5 million.

  The following comparison is of the Company's consolidated operations for the three and six month periods ended June 30, 1997, as compared to the corresponding periods ended June 30, 1996.

     Rental revenues for the second quarter of 1997 increased by $27.8 million or 59.5% to $74.5 million, as compared with $46.7 million for the quarter ended June 30, 1996. Of this increase, $17.7 million was generated by properties acquired during the first six months of 1997 (the "1997 Acquisitions"). In the second quarter of 1997 the Company acquired properties totaling 1.2 million square feet for a total investment of $152.6 million. During the first six months of 1997 the Company acquired properties totaling 4.4 million square feet for a total investment of $560.5 million. As used herein, the terms "invested" and "total investment" represent the initial purchase price of acquisitions, plus projected cost of certain repositioning and rehab capital expenditures anticipated at the time of purchase. The properties acquired in the second quarter were acquired on various dates throughout the quarter and, as such, a full quarter's revenue and expenses was not recognized during the quarter.

     $9.1 million of the rental revenue increase in the second quarter of 1997 was generated by properties acquired during 1996. During 1996, the Company invested $329.3 million to acquire properties totaling 4.7 million square feet (the "1996 Acquisitions").

     $2.5 million of the increase in rental revenues is attributable to revenue increases in properties owned at January 1, 1996, and still owned at June 30, 1997 (the "Core Portfolio"). This increase in the Core Portfolio is due to increased rental rates realized on the renewal and releasing of second-generation space and contractual rent increases in existing leases. During the quarter ended June 30, 1997, the Company completed 221 lease transactions for the renewal or releasing of 1.2 million square feet of second-generation space. On average for the quarter, the new effective rates were 33.8% higher than the expiring coupon rent. This brings the total second-generation activity for the first half of 1997 to 399 completed lease transactions for 2.4 million square feet at a 21.3% increase in effective rates, over expiring coupon rents.

     $2.1 million of the rental revenue increase in the second quarter of 1997 was generated by properties developed by the Company (the "Developments"). The Developments include both properties completed and added to the Company's portfolio of stabilized properties during 1996 and 1997, as well as properties currently under development. During the six months ended June 30, 1997, three properties totaling 236,100 square feet have been completed and added to the Company's portfolio of stabilized properties. The total cost of these properties, including the estimated cost to complete initial tenant improvements, is $17.5 million. The Company also has a current development pipeline of

3.2 million square feet representing a total projected cost of $168.6 million. Certain of the properties in the development pipeline are shell complete and partially occupied.

     The increases in rental revenue are partially offset by a decrease of $3.6 million attributable to the disposition or properties which were owned by the Company during the quarter ended June 30, 1996 (the "Property Dispositions").

     Rental revenues for the six month period ended June 30, 1997, increased by $47.8 million or 52.5% to $138.9 million as compared to $91.1 million for the same period ended June 30, 1996. $25.3 million and $19.5 million, respectively, of this increase was attributable to the 1997 and 1996 Acquisitions; $4.2 million relates to the Core Portfolio, $3.8 million is attributable to the Developments, with the remainder attributable to a $5.0 million decrease from Property Dispositions.

     In December 1996, the Company announced the strategic decision to divest itself of its retail properties and focus exclusively on office and industrial properties. As such, the following analysis of the office and industrial properties (i.e. non-retail properties) is presented: Rental revenues net of property operating expenses increased by $21.1 million or 69.6% to $51.4 million, as compared to $30.3 million for the quarter ended June 30, 1996. Of this increase, $11.5 million and $5.9 million relates to the 1997 and 1996 Acquisitions, $1.7 million is attributable to the Developments, and $2.0 million is attributable to the Core Portfolio. For the six month period ended June 30, 1997, rental revenues net property operating expenses increased by $35.6 million or 59.6% from $59.7 million to $95.3 million at June 30, 1997. $16.8 million and $13.2 million related to the 1997 and 1996 Acquisitions, $3.0 million is attributed to the Developments, and $2.6 million is related to the Core Portfolio.

     As a result of the 1997 Acquisitions, the 1996 Acquisitions, and the Developments, the Company's rentable square footage, not including retail properties, increased by 7.7 million square feet or 45.0% to 24.8 million square feet on June 30, 1997, from 17.1 million on June 30, 1996. At June 30, 1997, the portfolio of stabilized properties was 95.8% occupied. By property type, the office portfolio was 95.1% occupied and the industrial portfolio was 96.2% occupied.

     Interest and other income increased by $0.4 million and $1.4 million or 40.0% and 70.0% for the three and six month periods ended June 30, 1997, over the same respective periods ended June 30, 1996. The net increase in interest and other income is due to higher average cash balances of $29.9 million and $57.9 million for the three and six month periods ended June 30, 1997, as compared to $9.5 million and $9.4 million for the corresponding periods in 1996.

     Rental expenses increased by $7.9 million or 105.3% for the three months ended June 30, 1997, as compared with the same period in 1996. Real estate taxes increased by $1.9 million or 48.7% for the three months ended June 30, 1997, as compared with the same period in 1996. The overall increase in rental expenses and real estate taxes (collectively referred to as "property operating expenses") is primarily a result of the growth in the total square footage of the Company's portfolio of properties. Of the total $9.8 million increase in property operating expenses $6.2 million is attributable to the 1997 Acquisitions, $3.2 million is attributable to the 1996 Acquisitions, $0.6 million is attributable to the Core Portfolio, $0.4 million is attributable to the Developments, and there is a $0.6 million decrease attributable to the Property Dispositions. On a percentage basis, property operating expenses were 28.5% and 24.4% of rental revenues for the quarters ended June 30, 1997, and June 30, 1996, respectively. The increase in property operating expenses as a percentage of rental revenues is attributable to the increased percentage of office properties in the Company's portfolio. For the quarter ended June 30, 1997, 60.6% of the Company's net operating income (rental revenues less property operating expenses) was generated by office properties as compared with 45.6% during the same period in 1996.

     For the six month period ended June 30, 1997, rental expenses increased by $12.3 million from $14.8 million for the six months ended June 30, 1996. This represents a 83.1% increase year over year. Real estate taxes increased by $3.7 million or 50.7% to $11.0 million for the first half of 1997 as compared to $7.3 million for the same period in 1996. The total increase in the property operating expenses is attributable to a $8.5 million increase for the 1997 Acquisitions, a $6.3 million increase for the

1996 Acquisitions, a $1.2 million increase in the Core Portfolio, a $0.8 million increase for the Developments, and a $0.8 million reduction attributable to the Property Dispositions. On a percentage basis property operating expenses were 27.4% and 24.3% of rental revenues for the six months ended June 30, 1997, and 1996, respectively.

     Interest expense increased by $4.9 million or 62.8% to $12.7 million for the three months ended June 30, 1997, from $7.8 million for the same period in 1996. For the six month period ended June 30, 1997, interest expense increased by $8.0 million or 47.9% to $24.7 million from $16.7 million for the same period in 1996. These increases in interest expense are due to increases in the total average outstanding debt balances. The average outstanding debt for the three months ended June 30, 1997, and 1996 was $755.1 million and $459.4 million respectively. The average balance outstanding for the six months ended June 30, 1997, was $728.2 million and $494.5 million for the same period in 1996. The increases in the average outstanding debt balances are consistent with the increases in the size of the Company's portfolio of properties.

     Depreciation and amortization expenses increased by $3.6 million and $5.7 million or 40.9% and 32.9% for the three and six month periods ended June 30, 1997, as compared with the same periods in 1996, due to the 1997 and 1996 Acquisitions and the completed Developments.

     General and administrative expenses and other expenses increased by $1.0 million and $1.7 million for the three and six month periods ended June 30, 1997, respectively, as compared with the same periods in 1996, primarily as a result of the increased number of employees. On a percentage basis, general and administrative expenses were 4.7% of rental revenues for both the three and six month periods ended June 30, 1997, respectively, as compared with 5.4% and 5.3% for the same periods in 1996.

     During the second quarter of 1997, the Company disposed of an additional six retail properties resulting in a gain on disposition of $12.7 million. This brings the total gain on disposition of property for the first half of 1997 to $14.2 million on seven retail properties sold.

     Net income before minority interests and disposition of property increased by $9.0 million or 52.6% to $26.1 million for the three month period ended June 30, 1997, from $17.1 million for the same period in 1996. For the six month period ended June 30, 1997, net income before minority interests and disposition of property increased by $17.8 million or 55.5% to $49.9 million, from $32.1 million for the same period in 1996. The increase in net income is principally due to the 1997 and 1996 Acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

     For the six-month period ended June 30, 1997, cash provided by operating activities increased by $43.5 million or 86.1% to $94.0 million, as compared to $50.5 million for the same period in 1996. The increase is primarily due to the increase in net income resulting from the 1996 and 1997 Acquisitions, a decrease in prepaid expenses and other assets, and an increase in unearned rental income. Cash used for investing activities increased by $300.1 million or 192.7% to $455.8 million for the first six months of 1997, as compared to $155.7 million for the same period in 1996. The increase is attributable to the Company's ongoing acquisition and development of suburban office and industrial properties. Cash provided by financing activities increased by $232.1 million or 211.8% to $341.7 million for the first six months of 1997, as compared to $109.6 million for the same period in 1996. During the first six months of 1997, cash provided by financing activities consisted, primarily, of $374.8 million in net proceeds from the sale of Common Stock, net borrowings of $18.0 million on the line of credit and net payments of $3.1 million on mortgage loans. Additionally, payments of distributions increased by $12.9 million to $49.7 million for the first six months of 1997, as compared with $36.8 million for the same period in 1996. The increase is due to the greater number of shares outstanding and a 9.3% increase in the distribution rate.

     The principal sources of funding for acquisitions, development, expansion and renovation of the properties are an unsecured line of credit, public and privately placed equity financing, public unsecured debt financing, the issuance of partnership units in the Operating Partnership, the assumption of secured debt on properties acquired and cash flow provided by operations. The Company believes that its liquidity and capital resources are adequate to continue to meet liquidity requirements for the foreseeable future.

     At June 30, 1997, the Company had no material commitments for capital expenditures related to the renewal or releasing of space. The Company believes that the cash provided by operations and its line of credit provide sufficient sources of liquidity to fund capital expenditure costs associated with the renewal or re-leasing of space.

     Prior to its amendment in the third quarter of 1997, the Company had a $150.0 million unsecured line of credit facility (the "Facility") with interest at London Interbank Offered Rates ("LIBOR") plus 1.25%. The Facility matured in November 1997 and the Company had an option to extend the Facility for one year upon payment of a fee equal to 0.12% of the total Facility. The Facility also included a fee on average unused funds, which varied between 0.125% and 0.20% based on the average outstanding balance. At June 30, 1997, the Company had $57.0 million outstanding under the Facility.

     Subsequent to the end of the quarter, the Company amended the current unsecured line of credit facility, increasing the available funds to $250.0 million and reducing the interest rate to LIBOR plus 0.8%. The amended facility matures in August 2001. This increased facility has a competitive bid option that allows the Company to request bids from the lenders for advances up to $150.0 million.

     On January 19, 1996, the Company issued $100.0 million of investment grade rated unsecured notes. The notes carry an interest rate of 6.90%, were priced to yield 6.97%, and mature on January 15, 2004. Net proceeds of $98.9 million were used to repay borrowings on the unsecured line of credit. In June 1996, the Company commenced a $200.0 million medium-term note program. In July 1996, the Company issued $100.0 million of 8.00% medium-term notes due July 19, 2005, and $50.0 million of 7.58% medium-term notes due December 17, 2001 (the "July 1996 Notes"). The net proceeds of $149.2 million from the issuance of the July 1996 Notes were used to repay borrowings on the line of credit and to fund ongoing acquisition and development projects. In December 1996, the Company issued $100.0 million of 7.125% investment grade rated unsecured notes, priced to yield 7.14% and maturing on December 1, 2006, and $25.0 million of 7.875% investment grade rated unsecured notes, priced to yield 7.91% and maturing on December 1, 2016. The net proceeds of $123.9 million were used to pay down borrowings on the line of credit and to fund the ongoing acquisition and development of properties. As of June 30, 1997, $50.0 million of debt securities remained available for issuance under the medium-term note program.

     As of June 30, 1997, the Company had $635 million of investment grade rated unsecured notes and $94.7 million of secured indebtedness (the "Mortgages") outstanding. The notes have interest rates which vary from 6.65% to 8.00%, and various maturity dates which range from 2000 to 2016. The Mortgages have interest rates varying from 7.37% to 9.75% and maturity dates from 1997 to 2012. The Mortgages are secured by a first or second deed of trust on the related properties and generally require monthly principal and interest payments. The Company also had $5.3 million of assessment bonds outstanding as of June 30, 1997.

     In January 1997, the Company sold 11,500,000 shares of Common Stock (including 1,500,000 shares sold to the underwriters in the exercise of their over-allotment option in February 1997) through an underwritten public offering at $34.50 per share. The net proceeds of $374.8 million were used to purchase properties during the first quarter of 1997, many of which were under contract or letter of intent at the time of the offering, and to repay indebtedness. Also, in January 1997, the Company and the Operating Partnership filed a shelf registration statement (the "January 1997 Shelf Registration Statement") with the SEC which registered $500.0 million of equity securities of the Company and $500.0 million of debt securities of the Operating Partnership and became effective in January 1997.

     On July 14, 1997, the Company issued $150.0 million of investment grade rated unsecured notes. The notes carry an interest rate of 7.125%, were priced to yield 7.183%, and mature on July 1, 2009. Net proceeds of $146.1 million were used to repay borrowings on the unsecured line of credit and to fund the ongoing acquisition and development of properties.

     In September 1997, the Company issued $150,000,000 of investment grade rated unsecured debentures. The debentures carry an interest rate of 7.5% and mature on October 1, 2027. Net proceeds of $146.1 million were used to repay borrowings on the unsecured line of credit and to fund the ongoing acquisition and development of properties. Also, in September 1997, the Company and the Operating Partnership filed a shelf registration statement (the "September 1997 Shelf Registration Statement") with the SEC which registered $500.0 million of equity securities of the Company and $500.0 million of debt securities of the Operating Partnership and became effective in October 1997.

     In October 1997, the Company sold 6,000,000 shares of Series C Preferred Stock through an underwritten public offering and a direct placement to an institutional investor. The Series C Preferred Stock has a dividend rate of 7 7/8% and is redeemable on and after October 10, 2002. The net proceeds of $146.1 million will be used to fund in part pending property acquisitions.

     After completion of the January 1997 common stock offering, the July and September 1997 debt offerings and the October 1997 preferred stock offering the Company has the capacity pursuant to the January 1997 Shelf Registration Statement and the September 1997 Shelf Registration Statement to issue up to approximately $850.0 million in equity securities and the Operating Partnership has the capacity pursuant to the January 1997 Shelf Registration Statement and the September 1997 Shelf Registration Statement to issue up to $815.0 million in debt securities (including the $50.0 million of medium-term notes available under the Company's existing medium-term note program).

FUNDS FROM OPERATIONS

     The Company considers Funds from Operations to be a useful financial measure of the operating performance of an equity REIT because, together with net income and cash flows, Funds from Operations provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions, developments, and other capital expenditures. Funds from Operations does not represent net income or cash flows from operations as defined by generally accepted accounting principles ("GAAP") and Funds from Operations should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity. Funds from Operations does not measure whether cash flow is sufficient to fund all of the Company's cash needs including principal amortization, capital improvements, and distributions to stockholders. Funds from Operations does not represent cash flows from operating, investing, or financing activities as defined by GAAP. Further, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds from Operations, as described below.

     Pursuant to the National Association of Real Estate Investment Trusts ("NAREIT") revised definition of Funds from Operations, beginning with the quarter ended March 31, 1996, the Company calculated Funds from Operations by adjusting net income before minority interest, calculated in accordance with GAAP, for certain non-cash items, principally the amortization and depreciation of real property and for dividends on shares and other equity interests that are not convertible into shares of Common Stock. The Company does not add back the depreciation of corporate items, such as computers or furniture and fixtures, or the amortization of deferred financing costs or debt discount. However, the Company includes an adjustment for the straight-lining of rent under GAAP, as management believes this presents a more meaningful picture of rental income over the reporting period.

     Funds from Operations per share is calculated based on weighted average shares equivalents outstanding, assuming the conversion of all shares of Series A Preferred Stock, Class B Common Stock, Class C Common Stock and all partnership units in the Operating Partnership into shares of Common Stock, and including the dilutive effect of stock options. Assuming such conversion, the average number of shares outstanding for the three and six months ended June 30, 1997, are 56,352,635 and 54,466,117, respectively, and 43,438,132 and 41,271,774 for the same periods in 1996.

                       STATEMENT OF FUNDS FROM OPERATIONS
                      (BASED ON THE NEW NAREIT DEFINITION)
                             (DOLLARS IN THOUSANDS)

                                            THREE MONTHS ENDED         SIX MONTHS ENDED
                                           ---------------------     ---------------------
                                           JUNE 30,     JUNE 30,     JUNE 30,     JUNE 30,
                                             1997         1996         1997         1996
                                           --------     --------     --------     --------
        Net income before minority
          interest and disposal of real
          estate properties..............  $ 26,111     $ 17,131     $ 49,923     $ 32,110(1)
        Add:
        Depreciation and Amortization....    12,276        8,723       22,753       17,197
        Dividends on Series B Preferred
          Stock..........................    (2,510)      (2,510)      (5,020)      (5,020)
        Other, net.......................       187          120          375           86(1)
        Straight-lined rent..............      (579)         125         (576)          55
                                            -------      -------      -------      -------
        Funds from Operations............  $ 35,485     $ 23,589     $ 67,455     $ 44,428
                                            =======      =======      =======      =======

---------------

(1) Includes reclassification of extraordinary gain realized on the early extinguishment of debt of $150.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table lists the Directors and Executive Officers of the Company, and their ages as of September 30, 1997.

            NAME              AGE                             POSITION
----------------------------  ---     --------------------------------------------------------
Warren E. Spieker, Jr. .....  53      Chairman of the Board and Chief Executive Officer
John K. French..............  53      Director, Executive Vice President and Chief Operating
                                      Officer
Dennis E. Singleton.........  53      Director, Executive Vice President and Chief Investment
                                      Officer
Craig G. Vought.............  37      Executive Vice President and Chief Financial Officer
Richard J. Bertero..........  58      Director; Partner, Hogland, Bogart & Bertero; former
                                      Partner of the RREEF Funds
Harold M. Messmer...........  51      Director; Chairman and Chief Executive Officer of Robert
                                      Half International, Inc.
David M. Petrone............  52      Director; Chairman, Housing Capital Company; former Vice
                                      Chairman of Wells Fargo and Company
William S. Thompson, Jr. ...  52      Director; Managing Director and Chief Executive Officer
                                      of Pacific Investment Management Company; former
                                      Chairman of Salomon Brothers Asia Ltd.

SENIOR OFFICERS

     The Senior Officers include the Executive Officers listed above and the officers listed in the table below, which also sets forth the ages of such officers as of September 30, 1997.

            NAME              AGE                             POSITION
----------------------------  ---     --------------------------------------------------------
Bruce E. Hosford............  48      Executive Vice President
John G. Davenport...........  40      Regional Senior Vice President -- Southern California
James C. Eddy...............  46      Regional Senior Vice President -- Oregon
John A. Foster..............  39      Regional Senior Vice President -- South Bay
Donald S. Jefferson.........  45      Regional Senior Vice President -- Washington/Idaho
Peter H. Schnugg............  46      Regional Senior Vice President -- East Bay/Sacramento
Vincent D. Mulroy...........  40      Senior Vice President -- North Bay
Richard L. Romney...........  43      Senior Vice President -- San Diego
Joseph D. Russell, Jr. .....  38      Senior Vice President -- South Bay
John B. Souther, Jr. .......  38      Senior Vice President -- Portland
Frank L. Alexander..........  39      Vice President -- North Bay
Richard P. Gervais..........  37      Vice President -- Seattle
Susan B. Hawkins............  45      Vice President -- Central Valley
Eli Khouri..................  38      Vice President -- Investments
Richard T. Leider...........  40      Vice President -- Seattle
Jeffrey K. Nickell..........  40      Vice President -- Los Angeles
Sara H. Reynolds............  37      Vice President -- General Counsel and Secretary
Stuart A. Rothstein.........  31      Vice President -- Finance
Elke Strunka................  55      Vice President -- Principal Accounting Officer
Peter C. Thompson...........  37      Vice President -- Sacramento
John R. Winther.............  31      Vice President -- East Bay
James R. Wood, Jr. .........  32      Vice President -- Orange County

MANAGEMENT'S OWNERSHIP

     After giving effect to the Offering, the Senior Officers will beneficially own Common Stock and partnership units exchangeable for Common Stock representing approximately 5,746,101 shares of Common Stock, equaling approximately 10% of the Company's outstanding Common Stock on a fully-converted basis or approximately $240.6 million of the aggregate market value of the Company's outstanding Common Stock on a fully-converted basis, based on the last reported sale price of the Common Stock on the New York Stock Exchange on October 10, 1997.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement and related Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, NationsBanc Montgomery Securities, Inc. and Prudential Securities Incorporated are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                         NUMBER OF
                                                                          SHARES
                                UNDERWRITERS                          OF COMMON STOCK
        ------------------------------------------------------------  ---------------
        Goldman, Sachs & Co. .......................................
        Donaldson, Lufkin & Jenrette Securities Corporation.........
        Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
        Morgan Stanley & Co. Incorporated...........................
        NationsBanc Montgomery Securities, Inc......................
        Prudential Securities Incorporated..........................

                                                                        ----------
                  Total.............................................    10,000,000
                                                                        ==========

     Under the terms and conditions of the Underwriting Agreement and the related Pricing Agreement, the Underwriters are committed to take all of the shares of Common Stock, if any are taken.

     The Underwriters propose to offer the Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of $          per share. The Underwriters may allow, and such
dealers may re-allow, a concession not in excess of $          per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to an aggregate of 1,500,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 10,000,000 shares of Common Stock offered.

     The Company has agreed that during the period beginning from the date of this Prospectus Supplement and continuing to and including the date 90 days after the date of this Prospectus Supplement, not to sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities of the Company that are substantially similar to the shares of Common Stock, or any other security convertible into or exchangeable for, or represent the right to receive, shares of Common Stock or any such similar securities, except for (i) shares of Common Stock issuable pursuant to employee stock option plans existing on, or upon the conversion of convertible or exchangeable securities existing on, or upon the conversion of convertible or exchangeable securities outstanding as of, the date of this Prospectus Supplement, and (ii) shares of Common Stock issuable upon the exchange of partnership units in the Operating Partnership or for the issuance of partnership units in the Operating Partnership

(which may be exchangeable for Common Stock no earlier than 90 days after the date of this Prospectus Supplement), without the prior written consent of the Underwriters.

     Certain of the Underwriters have provided various investment banking services to the Company and its affiliates from time to time, for which they have received customary compensation.

     The Company and the Operating Partnership have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     In connection with the Offering, the Underwriters may purchase and sell the shares of Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the shares, and syndicate short positions involve the sale by the Underwriters of a greater number of shares than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     The Company is acquiring the WCB Portfolio from an affiliate of Goldman, Sachs & Co. To the extent the proceeds from the Offering are used to consummate such acquisition, the affiliate of Goldman, Sachs & Co. will receive its share of such proceeds.

                            VALIDITY OF COMMON STOCK

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Sullivan & Cromwell, Los Angeles, California, and for the Underwriters by Willkie Farr & Gallagher, New York, New York. Sullivan & Cromwell and Willkie Farr & Gallagher will rely upon the opinion of Piper & Marbury L.L.P., Baltimore, Maryland as to certain matters of Maryland law.

                            SPIEKER PROPERTIES, INC.
                        PRO FORMA FINANCIAL INFORMATION

     The accompanying unaudited pro forma condensed consolidated balance sheet has been prepared to reflect (i) the acquisition of Properties subsequent to June 30, 1997, (ii) the disposition or pending disposition of five properties subsequent to June 30, 1997, (iii) the issuance of $150 million of Series C Preferred Stock and $300 million aggregate principal amount of unsecured debt securities, the funding of a $200 million bridge facility and the issuance of $75.0 million of convertible preferred partnership units in the Operating Partnership, all subsequent to June 30, 1997, (iv) the completion of this Offering and the application of the net proceeds therefrom as described in "Use of Proceeds" and (v) the acquisition of the Pending Acquisitions, as if such transactions had all occurred on June 30, 1997. The accompanying unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 1997 and the year ended December 31, 1996 have been prepared to reflect
(i) the incremental effect of Properties and mortgages acquired in 1996 and 1997 and developments completed in 1996 and 1997, (ii) the incremental effect of properties disposed of in 1996 and 1997, (iii) an adjustment to interest expense based upon pro forma debt, (iv) the acquisition of the Pending Acquisitions and
(v) certain other adjustments, as if such transactions had all occurred on January 1, 1996. None of such pro forma financial information assumes the disposition of any of the Disposition Properties.

     These pro forma condensed consolidated statements should be read in conjunction with the respective consolidated financial statements and notes thereto of the Company and certain of the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. In the opinion of management, the unaudited pro forma condensed consolidated financial information provides all adjustments necessary to reflect the effects of the transactions described herein.

     The pro forma condensed consolidated information is unaudited and not necessarily indicative of the consolidated results which would have occurred if the transactions had been consummated in the periods presented, or on any particular date in the future, nor does it purport to represent the financial position, results of operations or changes in cash flows for future periods.

                            SPIEKER PROPERTIES, INC.

                            PRO FORMA BALANCE SHEET
                              AS OF JUNE 30, 1997
                       (UNAUDITED, DOLLARS IN THOUSANDS)

                                      1997           PROPERTY          FINANCING                         PENDING
                 HISTORICAL(1)   ACQUISITIONS(2)  DISPOSITIONS(3)   TRANSACTIONS(4)   OFFERINGS(5)   ACQUISITIONS(6)   PRO FORMA
                 -------------   --------------   ---------------   ---------------   ------------   ---------------   ----------
ASSETS
Investment in
  real estate,
  net..........   $ 1,844,700       $353,916         $ (38,991)        $      --        $     --       $ 1,000,400     $3,160,025
Cash and cash
 equivalents...         9,249             --            46,617           345,938         509,099          (906,903)         4,000
Financing and
  leasing
  costs, net...        16,935             --                --             7,950              --                --         24,885
Other assets...        21,620             --                --                --              --                --         21,620
                   ----------       --------          --------         ---------        --------        ----------     ----------
                  $ 1,892,504       $353,916         $   7,626         $ 353,888        $509,099       $    93,497     $3,210,530
                   ----------       --------          --------         ---------        --------        ----------     ----------
LIABILITIES
Mortgage loans,
  net..........   $    94,745       $     --                --         $      --        $     --       $    10,991     $  105,736
Unsecured lines
  of credit....        57,000        353,916                --          (146,112)        (34,995)               --        229,809
Unsecured debt
  securities...       635,000             --                --           300,000              --                --        935,000
Bridge
  financing
  facility.....            --             --                --           200,000              --                --        200,000
Other
 liabilities...        86,051             --                --                --              --                --         86,051
                   ----------       --------          --------         ---------        --------        ----------     ----------
        Total
 liabilities...       872,796        353,916                --           353,888         (34,995)           10,991      1,556,596
                   ----------       --------          --------         ---------        --------        ----------     ----------
MINORITY
  INTEREST.....        72,465                               --                --              --            82,506        154,971
STOCKHOLDERS
  EQUITY
Series A
  preferred
  stock........        23,949             --                --                --              --                --         23,949
Series B
  preferred
  stock........       102,064             --                --                --              --                --        102,064
Series C
  preferred
  stock........                           --                --                --         146,135                --        146,135
Common
  shares.......             4             --                --                --               1                --              5
Additional
  paid-in
  capital......       816,274             --                --                --         397,958                --      1,214,232
Deferred
compensation...          (753)            --                --                --              --                --           (753)
Retained
  earnings.....         5,705             --             7,626                --              --                --         13,331
                   ----------       --------          --------         ---------        --------        ----------     ----------
        Total
      equity...       947,243             --             7,626                --         544,094                --      1,498,963
                   ----------       --------          --------         ---------        --------        ----------     ----------
                  $ 1,892,504       $353,916         $   7,626         $ 353,888        $509,099       $    93,497     $3,210,530
                   ==========       ========          ========         =========        ========        ==========     ==========

                            SPIEKER PROPERTIES, INC.

                       NOTES AND ADJUSTMENTS TO PRO FORMA
                      CONDENSED CONSOLIDATED BALANCE SHEET
                              AS OF JUNE 30, 1997
                       (UNAUDITED, DOLLARS IN THOUSANDS)

1. Reflects the historical consolidated balance sheet of the Company as of June 30, 1997.

2. Reflects the completed acquisition of approximately 3.5 million square feet of net rentable property subsequent to June 30, 1997, at an aggregate cost of approximately $354 million, including purchase prices paid to the sellers and other miscellaneous acquisition costs. These acquisitions were funded primarily with borrowings on the Company's line of credit and issuance of unsecured debt securities.

3. Reflects the disposition or pending disposition by the Company of five of its properties subsequent to June 30, 1997 for an aggregate price of approximately $46,617. In connection with these dispositions, the Company recognized gains totaling approximately $7,626.

4. Reflects the issuance of unsecured investment grade debt securities of $150,000 in July 1997 and $150,000 in September 1997, bearing interest at 7.125% and 7.50% per annum, respectively. The proceeds from these issuances were used to repay borrowings on the Company's line of credit and to fund certain Pending Acquisitions other than the WCB Portfolio.

   Also reflects a $200,000 borrowing under an unsecured bridge financing facility at LIBOR plus 0.65% (assumed to be 6.338%). The proceeds from the bridge loan borrowings are to be used to fund certain Pending Acquisitions.

   In connection with these debt securities and bridge loan borrowings, the Company incurred costs of approximately $7,950.

5. Reflects the estimated net proceeds from the Offering of approximately $397,959 and the net proceeds from the issuance of 6,000,000 shares of Series C Preferred Stock of approximately $146,135. Such proceeds, together with the bridge loan and other borrowings, will be used to fund the cash investments in the Pending Acquisitions. The Company expects to incur costs totaling $24,656 in connection with this Offering and the issuance of the Series C Preferred Stock.

6. Reflects the completion of the Pending Acquisitions at an aggregate total investment of $1,000,400, consisting of cash from the transactions discussed above of approximately $906,903, the assumption of $10,991 of mortgage loans, the issuance of limited partnership units of the Operating Partnership totaling $7,506 and the issuance of convertible preferred units of the Operating Partnership totaling $75,000.

                            SPIEKER PROPERTIES, INC.

                       PRO FORMA STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                  (UNAUDITED, IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                            INTEREST
                                               COMPLETED       PENDING        PROPERTY       EXPENSE        OTHER
                                 HISTORICAL   ACQUISITIONS   ACQUISITIONS   DISPOSITIONS   ADJUSTMENT    ADJUSTMENTS
                                    (1)           (2)            (3)            (4)            (5)           (6)       PRO FORMA
                                 ----------   ------------   ------------   ------------   -----------   -----------   ----------
REVENUES
Rental income..................  $  138,921     $ 35,642       $ 51,246       $ (6,163)     $      --     $ (12,240)   $  207,406
Interest and other income......       3,374           --          1,365             --             --         8,551        13,290
                                 ----------      -------        -------        -------       --------      --------    ----------
         Total revenues........     142,295       35,642         52,611         (6,163)            --        (3,689)      220,696
                                 ----------      -------        -------        -------       --------      --------    ----------
OPERATING EXPENSES
Rental expenses................      27,083        6,974         11,823         (1,075)            --        (2,680)       42,125
Real estate taxes..............      11,039        2,520          4,099           (658)            --        (1,009)       15,991
Interest expense...............      24,700           --             --             --         25,612            --        50,312
Depreciation and
  amortization.................      23,015        5,345          9,045           (423)            --        (1,925)       35,057
General and administrative and
  other........................       6,535           --             --             --             --            --         6,535
                                 ----------      -------        -------        -------       --------      --------    ----------
         Total operating
           expenses............      92,372       14,839         24,967         (2,156)        25,612        (5,614)      150,020
                                 ----------      -------        -------        -------       --------      --------    ----------
Income from operations before
  disposition of property and
  minority interests...........      49,923       20,803         27,644         (4,007)       (25,612)        1,925        70,676
                                 ----------      -------        -------        -------       --------      --------    ----------
Minority interests.............      (5,957)          --             --             --             --        (3,665)       (9,622)
                                 ----------      -------        -------        -------       --------      --------    ----------
Net income before disposition
  of property and preferred
  stock dividends..............      43,966       20,803         27,644         (4,007)       (25,612)       (1,740)       61,053
Series A Preferred dividends...      (1,146)          --             --             --             --            --        (1,146)
Series B Preferred dividends...      (5,020)          --             --             --             --            --        (5,020)
Series C Preferred dividends...          --           --             --             --         (5,906)           --        (5,906)
                                 ----------      -------        -------        -------       --------      --------    ----------
Net income before disposition
  of property allocable to
  common shares................  $   37,800     $ 20,803       $ 27,644       $ (4,007)     $ (31,518)    $  (1,740)   $   48,981
                                 ==========      =======        =======        =======       ========      ========    ==========
Net income per common share....  $     0.82                                                                            $     0.85
                                 ==========                                                                            ==========
Weighted average common shares
  outstanding..................  46,120,388                                                                            57,919,448
                                 ==========                                                                            ==========

                            SPIEKER PROPERTIES, INC.

                       PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                  (UNAUDITED, IN THOUSANDS, EXCEPT SHARE DATA)

                                              COMPLETED
                                             ACQUISITIONS                                  INTEREST
                                                 AND          PENDING        PROPERTY       EXPENSE        OTHER
                                HISTORICAL   DEVELOPMENTS   ACQUISITIONS   DISPOSITIONS   ADJUSTMENT    ADJUSTMENTS
                                   (1)           (2)            (3)            (4)            (5)           (6)       PRO FORMA
                                ----------   ------------   ------------   ------------   -----------   -----------   ----------
REVENUES
Rental Income.................  $  196,471     $143,523       $ 99,454       $(22,034)     $      --     $ (23,915)   $  393,499
Interest and other income.....       4,228           90          2,729             --             --        16,430        23,477
                                ----------     --------       --------       --------       --------      --------    ----------
         Total Revenues.......     200,699      143,613        102,183        (22,034)            --        (7,485)      416,976
                                ----------     --------       --------       --------       --------      --------    ----------
OPERATING EXPENSES
Rental expenses...............      34,690       34,322         24,493         (2,724)            --        (5,559)       85,222
Real estate taxes.............      15,510        9,818          7,927         (2,142)            --        (1,926)       29,187
Interest expense..............      37,235           --             --             --         65,555            --       102,790
Depreciation and
  amortization................      37,385       21,223         18,090         (3,452)            --        (3,850)       69,396
General and admin. and
  other.......................      10,115           --             --             --             --            --        10,115
                                ----------     --------       --------       --------       --------      --------    ----------
         Total operating
           expenses...........     134,935       65,363         50,510         (8,318)        65,555       (11,335)      296,710
                                ----------     --------       --------       --------       --------      --------    ----------
Income from operations before
  disposition of properties
  and minority interests......      65,764       78,250         51,673        (13,716)       (65,555)       (3,850)      120,266
                                ----------     --------       --------       --------       --------      --------    ----------
Minority interests............      (8,645)          --             --             --             --        (7,723)      (16,367)
                                ----------     --------       --------       --------       --------      --------    ----------
Net income before disposition
  of property and preferred
  stock dividends.............      57,119       78,250         51,673        (13,716)       (65,555)       (3,873)      103,899
Series A Preferred
  dividends...................      (2,098)          --             --             --             --            --        (2,098)
Series B Preferred
  dividends...................     (10,041)          --             --             --             --            --       (10,041)
Series C Preferred
  dividends...................          --           --             --             --        (11,813)           --       (11,813)
                                ----------     --------       --------       --------       --------      --------    ----------
Net income before disposition
  of property allocable to
  common shares...............  $   44,980     $ 78,250       $ 51,673       $(13,716)     $ (77,368)    $  (3,873)   $   79,947
                                ==========     ========       ========       ========       ========      ========    ==========
Net income per common share...  $     1.30                                                                            $     1.38
                                ==========                                                                            ==========
Weighted average common shares
  outstanding.................  34,691,140                                                                            57,919,448
                                ==========                                                                            ==========

                            SPIEKER PROPERTIES, INC.

                       NOTES AND ADJUSTMENTS TO PRO FORMA
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND
                        THE YEAR ENDED DECEMBER 31, 1996
                  (UNAUDITED, IN THOUSANDS, EXCEPT SHARE DATA)

1. Reflects the historical consolidated statements of operations of the Company for the six months ended June 30, 1997 and for the year ended December 31, 1996, excluding gains on the disposition of property of $14,180 and $8,350, respectively.

2. Reflects the incremental effect on the Company's revenues, rental expenses, and estate taxes and depreciation of the acquisitions completed during 1996 and 1997 and developments completed during 1996 and 1997. Such amounts represent the operations of the acquired and developed Properties. Depreciation has been based upon asset lives of 40 years.

3. Reflects the revenues, including rental and mortgage interest income, rental expenses, real estate taxes and depreciation of the Pending Acquisitions. Depreciation has been based upon asset lives of 40 years.

4. Reflects the elimination of the operations of properties sold in 1996 and 1997 included in historical consolidated statements of operations of the Company.

5. Reflects an adjustment to historical interest expense to give effect to pro forma debt. The components of pro forma interest expense are as follows:

                                                                 SIX MONTHS
                                                                   ENDED         YEAR ENDED
                                                                  JUNE 30,      DECEMBER 31,
                                                                    1997            1996
                                                                 ----------     ------------
    Unsecured debt securities, $935,000, weighted average
      interest rate of 7.21%...................................   $ 33,708        $ 67,417
    Mortgage loans, net $105,736, weighted average interest
      rate of 8.10%............................................      4,283           8,565
    Bridge facility, $200,000, interest at LIBOR plus .65%
      (assumed to be 6.338%)...................................      6,338          12,675
    Unsecured line of credit, $229,809, interest at LIBOR plus
      .80% (assumed to be 6.488%)..............................      7,454          14,908
    Annual facility fees.......................................        275             550
    Amortization of financing fees.............................        896           1,791
                                                                 ----------     ------------
              Total pro forma interest.........................     52,954         105,906
    Less: capitalized interest.................................     (2,642)         (3,116)
                                                                 ----------     ------------
              Pro forma interest expense.......................   $ 50,312        $102,790
                                                                 ----------     ------------

  Also reflects the incremental effect of dividends on the Series C Preferred Stock at a rate of 7.875%. The bridge facility and the Company's line of credit are subject to changes in LIBOR.

6. Reflects the reduction in revenue and expenses for the portion of the WCB Portfolio, aggregating 1.7 million square feet of property, purchased by an affiliate of the Company.

   Also reflects an increase in management fee and interest income from an affiliate of the Company related to the 1.7 million square feet of property to be purchased by the affiliate.

   Also reflects the allocation of the pro forma adjustments to minority interests based upon pro forma minority ownership of the Operating Partnership of approximately 13.63%.

7. The Company's pro forma taxable income for the 12 month period ended June 30, 1997, is approximately $148 million, which has been calculated as the pro forma income from operations before minority interests for the same period of approximately $131 million plus GAAP depreciation and amortization of approximately $70 million less tax basis depreciation and amortization and other tax differences of approximately $53 million.

8. Per share amounts include the assumed issuance of common stock described in note 5 to the condensed consolidated balance sheet as of June 30, 1997 and reflect the dilutive effects, if any, of outstanding options on an historical basis as of June 30, 1997, and December 31, 1996, respectively, based upon the average price per share for the period presented. Pro forma per share amounts for the same periods assume an average price per share of $41.875. There is no material difference between primary and fully diluted amounts.

   Had Statement and Financial Accounting Standards No. 128 -- "Earnings Per Share" been adopted as of January 1, 1996, per share amounts would have been $0.83 and $0.86 on an historical and pro forma basis, respectively, for the six months ended June 30, 1997, and $1.31 and $1.40 on an historical and pro forma basis, respectively, for the year ended December 31, 1996.

                                 $1,815,000,000

                            SPIEKER PROPERTIES, INC.
                         COMMON STOCK, PREFERRED STOCK,

                               DEPOSITARY SHARES,
SPIEKER LOGO                WARRANTS AND GUARANTEES

                            SPIEKER PROPERTIES, L.P.
                                DEBT SECURITIES
                            ------------------------

     Spieker Properties, Inc. (the "Company") may from time to time offer in one or more series or classes (i) shares of its common stock, par value $0.0001 per share (the "Common Stock"), (ii) shares or fractional shares of its preferred stock, par value $0.0001 per share (the "Preferred Stock"), (iii) shares of Preferred Stock represented by Depositary Shares (the "Depositary Shares"), (iv) warrants to purchase Preferred Stock or Common Stock (the "Warrants"), and (v) unconditional guarantees (the "Guarantees") of unsecured Debt Securities (as defined below) issued by Spieker Properties, L.P. (the "Operating Partnership") in amounts, at prices and on terms to be determined at the time of offering, with an aggregate public offering price of up to $1,000,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Operating Partnership may from time to time offer in one or more series unsecured non-convertible investment grade debt securities, which may be either senior debt securities ("Senior Securities") or subordinated debt securities ("Subordinated Securities," and together with the Senior Securities, the "Debt Securities"), with an aggregate public offering price of up to $815,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities may be guaranteed by Guarantees of the Company as to payment of principal, premium, if any, and interest. The Common Stock, Preferred Stock, Depositary Shares, Warrants and Debt Securities (collectively, the "Offered Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in one or more supplements to the Prospectus (a "Prospectus Supplement").

     The specific terms of the Offered Securities in respect to which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable (i) in the case of Common Stock, the specific title and stated value and any initial public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share;
(iv) in the case of Warrants, the duration, offering price, exercise price and detachability; and (v) in the case of Debt Securities the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Operating Partnership or repayment at the option of the holder, terms for sinking fund payments, covenants, applicability of any Guarantees and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

     The Offered Securities may be offered directly, through agents designated from time to time by the Company or the Operating Partnership, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Offered Securities.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS OCTOBER 1, 1997.

                             AVAILABLE INFORMATION

     The Company and the Operating Partnership are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith the Company and the Operating Partnership file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company and the Operating Partnership, that file electronically with the Commission. The address of the Commission's site is http://www.sec.gov. In addition, the Company's Common Stock and Series B Preferred Stock are listed on the New York Stock Exchange and similar information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company and the Operating Partnership have filed with the Commission registration statements on Form S-3 (the "Registration Statements") (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statements, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statements, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company, the Operating Partnership and the Offered Securities, reference is hereby made to the Registration Statements and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

          a. The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

          b. The Company's Quarterly Reports on Forms 10-Q for the quarters ended March 31, 1997 and June 30, 1997;

          c. The Company's Current Reports on Form 8-K dated February 3, 1997, June 27, 1997 and September 22, 1997;

          d. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A (File No. 1-12528); and

          e. The description of the Company's Series B Preferred Stock contained in the Company's Registration Statement on Form 8-A (File No. 1-12528).

     The documents listed below have been filed by the Operating Partnership under the Exchange Act with the Commission and are incorporated by reference herein.

          a. The Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 1996;

          b. The Operating Partnership's Quarterly Reports on Forms 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and

          c. The Operating Partnership's Current Report on Form 8-K dated February 3, 1997, June 27, 1997 and September 22, 1997.

     Each document filed by the Company or the Operating Partnership pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Offered Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to the Investor Relations Coordinator, Spieker Properties, Inc., 2180 Sand Hill Road, Menlo Park, California 94025, telephone number: (650) 854-5600.

                   THE COMPANY AND THE OPERATING PARTNERSHIP

     Spieker Properties, Inc. (the "Company") is a self-administered and self-managed equity real estate investment trust ("REIT") that was formed in 1993 to continue and to expand the business of owning, operating, managing, leasing, acquiring, developing and redeveloping commercial property previously conducted by Spieker Partners. As of June 30, 1997, the Company owned and operated 180 income-producing properties (the "Properties"), aggregating approximately 24.8 million rentable square feet. All of the Properties are located in California, and in Washington, Oregon and Idaho (the "Pacific Northwest").

     The Company conducts substantially all of its activities through Spieker Properties, L.P. (the "Operating Partnership") in which it owns an approximate 87.0% general partnership interest, as of June 30, 1997. An approximate 13.0% limited partnership interest in the Operating Partnership is owned by senior members of the Company's management and certain outside investors, as of June 30, 1997. As the sole general partner of the Operating Partnership, the Company has control over the management of the Operating Partnership and over each of the Properties.

     The Company's Common Stock is listed on the New York Stock Exchange under the Symbol "SPK." The Company is a Maryland corporation and the Operating Partnership is a California limited partnership. The Operating Partnership was formed in 1993 in connection with the formation of the Company. The Company's and the Operating Partnership's executive offices are located at 2180 Sand Hill Road, Menlo Park, California 94025 and telephone number is (415) 854-5600.

                                USE OF PROCEEDS

     The Company intends to invest the net proceeds of any sale of Common Stock, Preferred Stock, Depositary Shares or Warrants in the Operating Partnership. Unless otherwise indicated in the applicable Prospectus Supplement, the Operating Partnership intends to use such net proceeds and the net proceeds from the sale of any Debt Securities for general corporate purposes including, without limitation, the acquisition and development of industrial and office properties and the repayment of debt. Net proceeds from the sale of the Offered Securities initially may be temporarily invested in short-term securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company's and the Operating Partnership's ratio of earnings to fixed charges for the six months ended June 30, 1997 was 2.76x and for the years ended December 31, 1994, 1995 and 1996 was 1.29x, 1.61x and 2.56x, respectively. The Company's ratio of earnings to combined fixed charges and preferred stock dividends for the six months ended June 30, 1997 was 2.26x and for the years ended December 31, 1994, 1995 and 1996 was 1.26x, 1.53x and 1.97x, respectively.

     For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) from operations, before extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, and amortization of debt discounts and deferred financing fees, whether expensed or capitalized.

     Prior to the completion of the Company's initial public offering ("IPO") in November 1993, the Company's predecessors (collectively, "SPP") operated in a manner as to minimize net taxable income to the owners. As a result, although the Company's properties historically have generally positive net cash flow, SPP had net losses for the years ended December 31, 1992 and 1993. Consequently, the computation of the ratio of earnings to fixed charges indicates that earnings were inadequate to cover fixed charges by approximately $9.4 million and $13.5 million for 1992 and 1993 (which includes the Company's results of operations for the period of November 19, 1993 through December 31, 1993, during which the Company had no outstanding preferred stock), respectively.

     The Company's IPO and the other transactions undertaken concurrently with the IPO permitted the Company to significantly deleverage properties, resulting in a significantly improved ratio of earnings to fixed charges.

                             SPECIAL CONSIDERATIONS

     Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus and the applicable Prospectus Supplement before purchasing Offered Securities.

GENERAL REAL ESTATE INVESTMENT RISKS

     Real property investments are subject to varying degrees of risk. The yields available from investments in real estate depend on the amount of income and capital appreciation generated by the related properties. If the Properties do not generate sufficient income to meet operating expenses, including debt service, ground lease payments, tenant improvements, third-party leasing commissions and other capital expenditures, the Company's income and ability to make distributions to its stockholders and the Operating Partnership's ability to make payments of any interest and principal on any Debt Securities will be adversely affected. The performance of the economy in each of the regions in which the Properties are located affects occupancy, market rental rates and expenses and, consequently, has an impact on the income from the Properties and their underlying values. The financial results of major local employers also may have an impact on the cash flow and value of certain Properties. In terms of rentable square feet, over 45% of the Properties as of June 30, 1997, were located in the San Francisco Bay Area. As a result of this geographic concentration, the performance of the San Francisco Bay Area commercial real estate market will affect the value of the Properties in that area and, in turn, the value of the Company.

     Income from the Properties may be further adversely affected by the general economic climate, local economic conditions in which the Properties are located, such as oversupply of space or a reduction in demand for rental space, the attractiveness of the Properties to tenants, competition from other available space, the ability of the Company to provide for adequate maintenance and insurance and increased operating expenses. There is also the risk that as leases on the Properties expire, tenants will enter into new leases on terms that are less favorable to the Company. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., ADA and tax laws), interest rate levels and the availability of financing. In addition, real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.

COMPETITION

     Numerous industrial, office and retail properties compete with the Properties in attracting tenants to lease space. Some of these competing properties are newer, better located or better capitalized than the Company's Properties. The number of competitive commercial properties in a particular area could have a material effect on the Company's ability to lease space in the Properties or at newly developed or acquired properties and on the rents charged.

ACQUISITION AND DEVELOPMENT ACTIVITIES

     The Company intends to acquire existing commercial properties to the extent that they can be acquired on advantageous terms and meet the Company's investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including the risk that investments will fail to perform as expected or that estimates of the cost of improvements to bring an acquired property up to standards established for the intended market position may prove inaccurate.

     The Company intends to pursue commercial property development projects and to develop certain landholdings as to which it has certain options. Such projects generally require various governmental and other approvals, the receipt of which cannot be assured. The Company's development activities will entail certain risks, including the expenditure of funds on and devotion of management's time to projects which may not come to fruition; the risk that construction costs of a project may exceed original estimates, possibly making the project uneconomic; the risk that occupancy rates and rents at a completed project will be less than anticipated; and the risk that expenses at a completed development will be higher than anticipated. These risks may result in a reduction in the funds available for distribution.

DEBT FINANCING

     The Company will be subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, the risk that existing indebtedness on the Properties cannot be refinanced or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness.

ENVIRONMENTAL MATTERS

     Under various Federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injuries associated with asbestos-containing materials. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and injuries to persons and property.

     The Company is not aware of any environmental liability with respect to the Properties that would have a material adverse effect on the Company's business, assets or results of operations. There can be no assurance that such a material environmental liability does not exist. The existence of any such material environmental liability would have an adverse effect on the Company's results of operations and cash flow.

GENERAL UNINSURED LOSSES/SEISMIC ACTIVITY

     The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of extraordinary losses which may be either uninsurable, or not economically insurable. Further, a substantial number of the Properties are located in areas that are subject to earthquake activity. Although the Company has obtained certain limited earthquake insurance policies, should a Property sustain damage as a result of an earthquake, the Company may incur substantial losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Additionally, earthquake insurance may not be available for certain of the Company's Properties, or if available, may not be available on terms acceptable to the Company. Should an uninsured loss occur, the Company could lose its investment in, and anticipated profits and cash flows from, a number of Properties.

                         DESCRIPTION OF DEBT SECURITIES

     The following sets forth certain general terms and provisions of the Indenture under which the Debt Securities are to be issued. The particular terms of the Debt Securities will be set forth in a Prospectus Supplement relating to such Debt Securities.

     Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities are to be issued under an Indenture dated December 6, 1995, as amended or supplemented from time to time (the "Indenture"), among the Operating Partnership, the Company and State Street Bank and Trust Company, as trustee (together with any other trustee(s) appointed in a supplemental indenture with respect to a particular series, the "Trustee"). The Indenture is available for inspection at the corporate trust office of the Trustee, or as described above under "Available Information." The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made hereunder relating to the Indenture and the Debt Securities to be issued hereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

GENERAL

     The Debt Securities will be direct, unsecured obligations of the Operating Partnership. Except for any series of Debt Securities which is specifically subordinated to other indebtedness of the Operating Partnership, the Debt Securities will rank pari passu with all other unsecured and unsubordinated indebtedness of the Operating Partnership. Under the Indenture, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company as sole general partner of the Operating Partnership or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section
301).

     The Debt Securities may be unconditionally guaranteed by the Company as to payment of principal, premium, if any, and interest. (Section 1601).

     The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee will be appointed to act with respect to such series (Section 608). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee (Section 609), and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

TERMS

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

          (1) the title of such Debt Securities, whether such Debt Securities are Senior Securities or Subordinated Securities and whether such Debt Securities are guaranteed by a Guarantee;

          (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

          (4) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

          (5) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

          (6) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates for such Interest Payment Dates, or the method by which such Dates shall be determined, the Person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

          (7) the place or places where (i) the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, (ii) such Debt Securities may be surrendered for registration of transfer, exchange or conversion and (iii) notices or demands to or upon the Operating Partnership in respect of such Debt Securities, any applicable Guarantees and the Indenture may be served;

          (8) the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Operating Partnership, if the Operating Partnership is to have such an option;

          (9) the obligation, if any, of the Operating Partnership to redeem, repay or repurchase such Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof, and the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which such Debt Securities are required to be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (10) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and/or payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          (11) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

          (12) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants or other provisions set forth in the Indenture;

          (13) whether such Debt Securities will be issued in certificated and/or book-entry form;

          (14) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

          (15) the applicability, if any, of the defeasance and covenant defeasance provisions of Article XIV of the Indenture, or any modification thereof;

          (16) the terms and conditions, if any, upon which such Debt Securities may be subordinated to other indebtedness of the Operating Partnership;

          (17) whether and under what circumstances the Operating Partnership will pay Additional Amounts as contemplated in the Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Operating Partnership will have the option to redeem such Debt Securities in lieu of making such payment; and

          (18) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture (Section 301).

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special U.S. federal income tax, accounting and other considerations applicable to the Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     The Indenture does not contain any provisions that would limit the ability of the Operating Partnership to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Operating Partnership. However, restrictions on ownership and transfers of the Company's common stock and preferred stock, designed to preserve the Company's status as a REIT, may prevent or hinder a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Operating Partnership that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

GUARANTEES

     The Debt Securities may be unconditionally and irrevocably guaranteed by Guarantees of the Company, on a senior or subordinated basis, which will guarantee the due and punctual payment of principal of, premium, if any, and interest on such Debt Securities, and the due and punctual payment of any sinking fund payments thereon, when and as the same shall become due and payable whether at a maturity date, by declaration of acceleration, call for redemption or otherwise. The applicability and terms of any such Guarantee relating to a series of Debt Securities will be set forth in the Prospectus Supplement relating to such Debt Securities. (Section 1601).

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, provided that, at the option of the Holder, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 307 and 1002).

     All amounts paid by the Operating Partnership to a paying agent or a Trustee for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after the principal, premium or interest has become due and payable will be repaid to the Operating Partnership, and the holder of the Debt Security thereafter may look only to the Operating Partnership for payment thereof. (Section 1003).

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Sections 101 and 307).

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series, of a like aggregate principal amount and tenor, of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the Trustee referred to above. Every Debt Security surrendered for conversion, redemption, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Operating Partnership with respect to any series of Debt Securities, the Operating Partnership may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Operating Partnership will be required to maintain a transfer agent in each Place of Payment for such series. The Operating Partnership may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

     Neither the Operating Partnership nor the Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business of the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except that portion, if any, of such Debt Security which is not to be so repaid (Section 305).

MERGER, CONSOLIDATION OR SALE

     The Operating Partnership may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other person, provided (a) either the Operating Partnership shall be the continuing person, or the successor (if other than the Operating Partnership) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Operating Partnership or any Subsidiary as a result thereof as having been incurred by the Operating Partnership or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officers' certificate of the Company as General Partner of the Operating Partnership and an opinion of counsel covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

CERTAIN COVENANTS

     Existence. Except as permitted under "Merger, Consolidation or Sale," the Indenture requires each of the Operating Partnership and the Company (if the Company has guaranteed any Debt Securities) to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (partnership and statutory) and franchises; provided, however, that each of the Operating Partnership and the Company shall not be required to preserve any right or franchise if the Board of Directors of the Company determines that the preservation thereof is no longer desirable in the conduct of the business of the Operating Partnership and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1004).

     Maintenance of Properties. The Indenture requires each of the Operating Partnership and the Company (if the Company has guaranteed any Debt Securities) to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order, all as in the judgment of the Operating Partnership may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Operating Partnership or the Company, as the case may be, and its Subsidiaries shall not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business. (Section 1006).

     Insurance. The Indenture requires the Operating Partnership and each of its Subsidiaries to keep its insurable Properties insured against loss or damage with commercially reasonable amounts and types of insurance provided by insurers of recognized responsibility. (Section 1007).

     Payment of Taxes and Other Claims. The Indenture requires each of the Operating Partnership and the Company (if the Company has guaranteed any Debt Securities) to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon its income, profits or property or that of any Subsidiary and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Operating Partnership or any Subsidiary; provided, however, that the Operating Partnership or the Company shall not be required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim whose amount or applicability is being contested in good faith. (Section 1008).

     Provision of Financial Information. The Operating Partnership will file with the Trustee copies of annual reports, quarterly reports and other documents (the "Financial Reports") which the Operating Partnership files with the Commission or would be required to file with the Commission pursuant to Sections 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections; provided, however, that if the Operating Partnership is not subject to such Sections, it may, in lieu of filing Financial Reports of the Operating Partnership with the Trustee, file Financial Reports of the Company if they would be materially the same as those that would have been filed by the Operating Partnership with the Commission pursuant to Sections 13 or 15(d) of the Exchange Act.

     Additional Covenants. Reference is made to the applicable Prospectus Supplement for information with respect to any additional covenants specific to a particular series of Debt Securities.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Unless otherwise provided in the Prospectus Supplement, the Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any interest on any Debt Security of such series; (b) default in the payment of any principal of (or premium, if any, on) any Debt Security of such series when due; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant or warranty of the Operating Partnership or the Company contained in the Indenture with respect to any Debt Security of such series, continued for 60 days after written notice as provided in the Indenture; (e) default in the payment of an aggregate principal amount exceeding $10,000,000 of any evidence of indebtedness of the Operating Partnership or the Company (if the Company or any subsidiary of the Company has guaranteed any indebtedness of the Operating Partnership) or any mortgage, indenture, note, bond, capitalized lease or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having continued after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Operating Partnership and the Company (if the Company has guaranteed any Debt Securities), or any Significant Subsidiary or all or substantially all of any of their respective property; and (g) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501). The term "Significant Subsidiary" means each significant Subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Operating Partnership or the Company, as the case may be. (Section 101).

     If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (if the Company has guaranteed any Debt Securities under such Indenture) and the Operating Partnership (and to the Trustee if given by the Holders). However, any time after such a declaration of acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less then a majority in principal amount of Outstanding Debt Securities of such series may rescind and annul such declaration and its consequences if (a) the Operating Partnership shall have paid or deposited with the Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the nonpayment of accelerated principal or interest with respect to Debt Securities of such series have been cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default with respect to such series and its consequences, except a default
(x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

     The Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601).

     The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of that series, as well as an offer of reasonable indemnity (Section 507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due date thereof (Section 508).

     Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of Debt Securities of any series then Outstanding under the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512).

     Within 120 days after the close of each fiscal year, the Operating Partnership and the Company (if the Company has guaranteed any Debt Securities) must deliver to the Trustee a certificate, signed by one of several specified officers of the Company, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof (Section 1005).

MODIFICATION OF THE INDENTURE

     Modifications and amendments of provisions of the Indenture applicable to any series may be made only with consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security on or after the Stated Maturity thereof; (e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902).

     The Holders of not less than a majority in principal amount of Outstanding Debt Securities of a particular series have the right to waive compliance by the Operating Partnership or the Company with certain covenants in the Indenture relating to such series (Section 1010).

     Modifications and amendments of the Indenture may be made by the Operating Partnership and the Company (if the Company has guaranteed any Debt Securities) and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Operating Partnership as obligor under the Indenture or succession of another Person as Guarantor; (ii) to add to the covenants of the Operating Partnership and the Company (if the Company has guaranteed any Debt Securities) for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Operating Partnership or the Company in the Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are not Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities or Guarantees;
(vii) to establish the form or terms of Debt Securities of any series and any related Guarantees; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trust under the Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect; and (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

     The Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a Foreign Currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an Indexed Security that shall be deemed outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to
Section 301 of the Indenture, and (iv) Debt Securities owned by the Operating Partnership or any other obligor upon the Debt Securities or any Affiliate of the Operating Partnership or of such other obligor shall be disregarded (Section
101).

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501). A meeting may be called at any time by the Trustee, and also, upon request, by the Operating Partnership or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

     Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and
(ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section
1504).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Unless otherwise provided in the Prospectus Supplement, the Operating Partnership or the Company (if the Company has guaranteed any Debt Securities under such Indenture) may discharge certain obligations to Holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or are scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401).

     The Indenture provides that, unless otherwise provided in the Prospectus Supplement, if the provisions of Article Fourteen are made applicable to the Debt Securities of any series pursuant to Section 301 of the Indenture, the Operating Partnership may elect either (a) to decease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities to compensate the Trustee and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under Sections 1006 through 1008, inclusive, of the Indenture (being the restrictions described under "Certain Covenants") or, if provided pursuant to Section 301 of the Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by the Operating Partnership or the Company, as the case may be, with the Trustee, in trust, of any amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Operating Partnership has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture (Section 1404).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101).

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Operating Partnership or the Company, as the case may be, has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as the same becomes due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405). "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency either by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions or within the international banking community, (ii) the ECU either within the European Monetary System or for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. (Section 101.) Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a Foreign Currency that cease to be used by its government of issuance shall be made in U.S. dollars.

     In the event the Operating Partnership or the Company, as the case may be, effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" with respect to Section 1006 through 1008 of the Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (g) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Operating Partnership and the Company (if the Company has guaranteed any Debt Securities) would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of a particular series.

SUBORDINATION

     The terms and conditions, if any, upon which the Debt Securities are subordinated to other indebtedness of the Operating Partnership will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include a description of the indebtedness ranking senior to the Debt Securities, the restrictions on payments to the Holders of such Debt Securities while a default with respect to such senior indebtedness in continuing, the restrictions, if any, on payments to the Holders of such Debt Securities following an Event of Default, and provisions requiring Holders of such Debt Securities to remit certain payments to holders of senior indebtedness.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     As of June 30, 1997, the total number of shares of all classes of capital stock that the Company had authority to issue was 1,000,000,000 shares, consisting of (i) 660,500,000 shares of Common Stock, par value $0.0001 per share, (ii) 2,000,000 shares of Class B Common Stock, par value $0.0001 per share, (iii) 1,500,000 shares of Class C Common Stock, par value $0.0001 per share, (iv) 1,000,000 shares of Series A Preferred Stock, par value $0.0001 per share, (v) 5,000,000 shares of Series B Cumulative Redeemable Preferred Stock ("Series B Preferred Stock"), par value $0.0001 per share, and (vi) 330,000,000 shares of excess stock (the "Excess Stock").

     As of June 30, 1997, there were (i) 43,532,923 shares of Common Stock issued and outstanding, (ii) 2,000,000 shares of Class B Common Stock issued and outstanding, (iii) 1,176,470 shares of Class C Common Stock issued and outstanding, (iv) 1,000,000 shares of Series A Preferred Stock issued and outstanding, and (v) 4,250,000 shares of Series B Preferred Stock, issued and outstanding. At any given time, there are reserved for issuance under the Spieker Properties, Inc. 1993 Stock Incentive Plan (the "Plan") shares of the Company's Common Stock equal to 9.9% of the number of shares of the Company's stock outstanding (including shares of Common Stock issuable upon conversion of partnership units in the Operating Partnership, Series A Preferred Stock, Class B Common Stock and Class C Common Stock, and all classes of convertible securities of the Company that may be issued in the future) as of the last day of the immediately preceding quarter reduced by the number of shares of Common Stock reserved for issuance under other stock compensation plans of the Company. As of June 30, 1997, the Company had reserved for issuance under the Plan 5,361,748 shares of the Company's Common Stock and 150,000 shares of Common Stock was reserved for issuance under the Spieker Properties, Inc. 1993 Directors Stock Option Plan. In addition, 2,531,645 shares of Common Stock have been reserved for issuance upon the conversion of Class B Common Stock, 1,176,470 shares of Common Stock have been reserved for issuance upon the conversion of Class C Common Stock and 1,219,512 shares of Common Stock have been reserved for issuance upon the conversion of the Series A Preferred Stock. Further, 7,239,389 shares of Common Stock have been reserved for issuance upon the conversion of limited partnership units in the Operating Partnership.

COMMON STOCK

     The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Preferred Stock or Depositary Shares or upon the exercise of Warrants issued by the Company. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Articles of Incorporation, as amended and restated to date, and Articles Supplementary (collectively, the "Charter") and its Bylaws. The Common Stock is listed on the New York Stock Exchange under the symbol "SPK." The Bank of New York is the Company's transfer agent.

     The holders of the outstanding Common Stock are entitled to one vote per share for each director being elected and on all other matters voted on by stockholders. The Charter does not provide for cumulative voting in the election of directors.

     The shares of Common Stock offered hereby will, when issued, be fully paid and nonassessable and will not be subject to preemptive or similar rights. Subject to the preferential rights of the Series A Preferred Stock, Series B Preferred Stock and any preferential rights of any other outstanding series of capital stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available for distribution to such holders. The Company currently pays regular quarterly dividends to holders of Common Stock.

     In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the assets remaining after satisfaction of all liabilities and payment of liquidation preferences and accrued dividends, if any, on Series A Preferred Stock, Series B Preferred Stock, Class B Common Stock and Class C Common Stock and any other series of capital stock that has a liquidation preference. The rights of holders of Common Stock are subject to the rights and preferences established by the Board of Directors for any capital stock that may subsequently be issued by the Company.

     Subject to limitations prescribed by Maryland law and the Company's Charter, the Board of Directors is authorized to reclassify any unissued portion of the authorized shares of capital stock to provide for the issuance of shares in other classes or series, including other classes or series of Common Stock, to establish the number of shares in each class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such class or series. The rights, preferences, privileges and restrictions of such class or series will be fixed by the articles supplementary relating to such class or series. A Prospectus Supplement will specify the terms of such class or series.

CLASS B COMMON STOCK

     The following description of the Company's Class B Common Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Charter, including the Articles Supplementary applicable to the Class B Common Stock, and Bylaws. The Company has issued 2,000,000 shares of Class B Common Stock, par value $0.0001 per share, all of which were outstanding as of June 30, 1997.

     The Class B Common Stock ranks on a parity with the Company's Common Stock with respect to dividends. The Class B Common Stock was sold in May 1995 to an institutional investor at a price per share of $25.00. The initial per share dividend of the Class B Common Stock was set at $2.19, which was at a rate that was equal to the dividend yield on shares of Common Stock sold concurrently with the Class B Common Stock plus 0.25%. The dividend per share on the Class B Common stock is increased or decreased by the same dollar amount as any increase or decrease in the dividend distributions made to the holders of Common Stock. The Company currently pays regular dividends to holders of Class B Common Stock.

     In the event of any liquidation, dissolution or winding up of the Company, the holders of Class B Common Stock are entitled to receive, on a parity with the holders of Class C Common Stock and prior and in preference to the holders of Common Stock, an amount per share of Class B Common Stock equal to all declared but unpaid dividends for each share of Class B Common Stock. The Class B Common Stock has not been registered under the Securities Act. The institutional investor who purchased the shares of Class B Common Stock has certain demand registration rights for eight years following the May 1995 sale of such shares to register in each instance Common Stock having a market value of $1.0 million or more. Subject to certain limitations, the Class B Common Stock may be converted into Common Stock based on a certain formula three years after the May 1995 sale or earlier upon the occurrence of certain events including a change in management. Under such formula, 2,000,000 outstanding shares of Class B Common Stock are currently convertible into 2,531,645 shares of Common Stock. The holder of Class B Common Stock is not entitled to vote on matters voted on by stockholders of the Company.

CLASS C COMMON STOCK

     The following description of the Company's Class C Common Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Charter, including the Articles Supplementary applicable to the Class C Common Stock, and Bylaws. The Company has issued 1,176,470 shares of Class C Common Stock, par value $0.0001 per share, all of which were outstanding as of June 30, 1997.

     The Class C Common Stock ranks on a parity with the Company's Common Stock and Class B Common Stock with respect to dividends. The Class C Common Stock was sold in March 1996 to an institutional investor at a price per share of $25.50. The initial per share dividend of the Class C Common

Stock was set at $1.73. The dividend per share on the Class C Common Stock is increased or decreased by the same dollar amount as any increase or decrease in the dividend distributions made to the holders of Common Stock. The Company currently pays regular dividends to the holder of Class C Common Stock.

     In the event of any liquidation, dissolution or winding up of the Company, the holders of Class C Common Stock are entitled to receive, on a parity with the holders of Class B Common Stock and prior and in preference to the holders of Common Stock, an amount per share of Class C Common Stock equal to all declared but unpaid dividends for each share of Class C Common Stock. The Class C Common Stock has not been registered under the Securities Act. The institutional investor who purchased the shares of Class C Common Stock has certain demand registration rights for eight years following the March 1996 sale of such shares to register in each instance Common Stock having a market value of $1.0 million or more. Subject to certain limitations, the Class C Common Stock may be converted into Common Stock on a one-for-one basis three years after the March 1996 sale or earlier upon the occurrence of certain events including a change in management. The holders of Class C Common Stock are not entitled to vote on matters voted on by stockholders of the Company.

SERIES A PREFERRED STOCK

     The following description of the Company's Series A Preferred Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Charter, including the Articles Supplementary applicable to the Series A Preferred Stock, and Bylaws. The Company is authorized to issue 1,000,000 shares of Series A Preferred Stock, all of which were issued and outstanding as of June 30, 1997 and held of record by one private investor. The Series A Preferred Stock ranks senior to the Company's Common Stock, Class B Common Stock and Class C Common Stock as to dividends and liquidation amounts. The dividend per share on the Series A Preferred Stock is equal to the dividend per share on the Common Stock as multiplied by the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible, provided that the dividend rate on the Series A Preferred Stock may not be less than the initial dividend rate thereof. The dividends on the Series A Preferred Stock are cumulative. The Company currently pays regular dividends to holders of Series A Preferred Stock.

     In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock are entitled to receive on a parity with the holders of Series B Preferred Stock, prior and in preference to any distribution to the holders of Common Stock, Class B Common Stock and Class C Common Stock, an amount per share of Series A Preferred Stock equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto. The Company may redeem, subject to certain exceptions, from any source of funds legally available therefor, on or at any time after May 13, 1999, any or all outstanding shares of Series A Preferred Stock at the option of the Company by paying in cash therefor an amount per share equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto.

     Each share of Series A Preferred Stock is convertible, at the option of the holder thereof at any time prior to a redemption date, into shares of Common Stock based on a certain formula. Under such formula, the 1,000,000 outstanding shares of Series A Preferred Stock are convertible into 1,219,512 shares of Common Stock. The holder of each share of Series A Preferred Stock has the right to one vote for each share of Common Stock into which such Series A Preferred Stock can be converted, and with respect to such vote, such holder has the voting rights and powers of the holders of each share of Common Stock, and is entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company, and is entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote.

SERIES B PREFERRED STOCK

     The following description of the Company's Series B Preferred Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Charter, including the Company's Articles Supplementary applicable to the Series B Preferred Stock, and Bylaws. The Company is authorized to issue 5,000,000 shares of Series B Preferred Stock, of which 4,250,000 shares were issued and outstanding as of June 30, 1997. The holders of the Series B Preferred Stock are entitled to receive cumulative, preferential cash dividends, when and as declared by the Board of Directors, of $2.3625 per share. The Company currently pays regular dividends to holders of Series B Preferred Stock.

     In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock are entitled to receive on a parity with the holders of Series A Preferred Stock, prior and in preference to any distribution to the holders of Common Stock, Class B Common Stock and Class C Common Stock, an amount per share of Series B Preferred Stock equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto. The Company may redeem, subject to certain exceptions, from any source of funds legally available therefor, on or at any time after December 11, 2000, any or all outstanding shares of Series B Preferred Stock at the option of the Company by paying in cash therefor an amount per share equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto, without interest.

     The Series B Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company at the option of the holder. However, in order to preserve the Company's status as a REIT for federal income tax purposes, the Series B Preferred Stock may be exchanged for Excess Stock. See "Description of Common Stock -- General." Except in limited circumstances, the holders of shares of Series B Preferred Stock have no voting rights.

RESTRICTIONS ON TRANSFER

     For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) during the last half of a taxable year, the stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year and certain percentages of the Company's gross income must be from particular activities (see "Federal Income Tax Considerations -- Requirements for Qualification -- Gross Income Tests"). To enable the Company to continue to qualify as a REIT, the Charter restricts the acquisition of shares of common stock and preferred stock.

     The Charter provides that, subject to certain exceptions specified in the Charter, no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of the value of the outstanding common stock and preferred stock (the "Ownership Limit"). The Board of Directors may waive the Ownership Limit in certain limited situations if the Board receives a ruling of the Internal Revenue Service (the "IRS")or an opinion of counsel to the effect that such ownership will not jeopardize the Company's status as a REIT. As a condition to such waiver, the Board of Directors may require representations and undertakings from the applicant with respect to preserving the REIT status of the Company. The Ownership Limit will not apply if the Board of Directors and the stockholders of the Company determine that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT. If the issuance or transfer of shares of common stock or preferred stock to any person would cause such person to exceed the Ownership Limit (unless a waiver of the Board of Directors has been obtained), would cause the Company to be beneficially owned by fewer than 100 persons or cause the Company to become "closely held" under Section 856(h) of the Code, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to such shares.

     The Charter also provides that shares involved in a transfer or change in capital structure that results in a person owning in excess of the Ownership Limit (unless a waiver of the Board of Directors has been obtained), would cause the Company to be beneficially owned by fewer than persons, or would cause the Company to become "closely held" within the meaning of Section 856(h) of the Code will automatically be exchanged for Excess Stock. All Excess Stock will be transferred, without action by the stockholder, to the Company as trustee of a trust for the exclusive benefit of the transferee or transferees to whom the Excess Stock is ultimately transferred. While the Excess Stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote and it will not be entitled to participate in any distributions made by the Company, except upon liquidation. The Company would have the right, for a period of 90 days during the time the Excess Stock is held by the Company in trust, to purchase all or any portion of the Excess Stock from the intended transferee at the lesser of the price paid for the stock by the intended transferee and the closing market price for the stock on the date the Company exercises its option to purchase.

     The Ownership Limit provision of the Charter will not be automatically removed even if the real estate investment trust provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the Ownership Limit would require an amendment to the Charter. Such amendments to the Charter require the affirmative vote of holders owning a majority of the total number of shares of all classes of stock outstanding and entitled to vote thereon. In addition to preserving the Company's status as a real estate investment trust, the Ownership Limit may have the effect of precluding an acquisition of control of the Company.

     All certificates representing shares of common stock and preferred stock will bear a legend referring to the restrictions described above.

     All persons who own of record, more than 5% of the outstanding common stock and preferred stock (or 1% if there are more than 200 but fewer than 2,000 stockholders or one-half of 1% if there are 200 or less stockholders of record) must file an affidavit with the Company containing the information specified in the Charter within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to determine the Company's status as a real estate investment trust and to ensure compliance with the Ownership Limit.

     The articles supplementary, if applicable, for the Offered Securities may also contain provisions that further restrict the ownership and transfer of the Offered Securities. The applicable Prospectus Supplement will specify any additional ownership limitation relating to the Offered Securities.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     Subject to limitations prescribed by Maryland law and the Company's Charter, the Board of Directors is authorized to issue, from the authorized but unissued shares of capital stock of the Company, Preferred Stock in such classes or series as the Board of Directors may determine and to establish from time to time the number of shares of Preferred Stock to be included in any such class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of any such class or series, and such other subjects or matters as may be fixed by resolution of the Board of Directors. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

     Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of a particular class or series of Preferred Stock will be described in the Prospectus Supplement relating to that class or series, including a Prospectus Supplement providing that Preferred Stock may be issuable upon the exercise of Warrants issued by the Company. The description of Preferred Stock set forth below and the description of the terms of a particular class or series of Preferred Stock set forth in a Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the articles supplementary relating to that class or series.

     The preferences and other terms of the Preferred Stock of each class or series will be fixed by the articles supplementary relating to such class or series. A Prospectus Supplement, relating to each class or series, will specify the terms of the Preferred Stock as follows:

          (1) The title and stated value of such Preferred Stock;

          (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

          (3) The dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

          (4) Whether such Preferred Stock is cumulative or not and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

          (5) The provision for a sinking fund, if any, for such Preferred
     Stock;

          (6) The provision for redemption, if applicable, of such Preferred Stock;

          (7) Any listing of such Preferred Stock on any securities exchange;

          (8) The terms and conditions, if applicable, upon which such Preferred Stock will be converted into Common Stock of the Company, including the conversion price (or manner of calculation thereof);

          (9) A discussion of any material federal income tax considerations applicable to such Preferred Stock;

          (10) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT;

          (11) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

          (12) Any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with such class or series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

          (13) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock; and

          (14) Any voting rights of such Preferred Stock.

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of common stock and excess stock of the Company, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company;
(ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividends rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any shares of any class or series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of such class or series of Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such class or series of Preferred Stock.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     The Company may issue Depositary Shares, each of which will represent a fractional interest of a share of a particular class or series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of a class or series of Preferred Stock represented by Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (the "Preferred Stock Depositary") and the holders from time to time of the depositary receipts issued by the Preferred Stock Depositary which will evidence the Depositary Shares ("Depositary Receipts"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular class or series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the class or series of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to a Preferred Stock Depositary, the Company will cause such Preferred Stock Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the statements made hereunder relating to the Deposit Agreement and the Depositary Receipt to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of a class or series of Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of the such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary.

     In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary, unless such Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case the Preferred Stock Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     No distribution will be made in respect of any Depositary Share to the extent that it represents any class or series of Preferred Stock converted into Excess Stock or otherwise converted or exchanged.

WITHDRAWAL OF STOCK

     Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption or converted or converted into Excess Stock or otherwise), the holders thereof will be entitled to delivery at such office, to or upon each such holder's order, of the number of whole or fractional shares of the class or series of Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related class or series of Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the Preferred Stock Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     Whenever the Company redeems shares of Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of the Depositary Shares representing shares of such class or series of Preferred Stock so redeemed, provided the Company shall have paid in full to the Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to such class or series of Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company that will not result in the issuance of any Excess Stock.

     From and after the date fixed for redemption, all dividends in respect of the shares of a class of series of Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the Preferred Stock Depositary.

VOTING OF THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of a class or series of Preferred Stock deposited with the Preferred Stock Depositary are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such class or series of Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for such class or series of Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Preferred Stock Depositary will vote the amount of such class or series of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Preferred Stock Depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of the Preferred Stock Depositary.

LIQUIDATION PREFERENCE

     In the event of the liquidation, dissolution or winding up of the Company whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Share evidenced by such Depositary Receipt as set forth in the applicable Prospectus Supplement.

CONVERSION OF PREFERRED STOCK

     The Depositary Shares, as such, will not be convertible into Common Stock or any other securities or property of the Company, except in connection with certain exchanges in connection with the preservation of the Company's status as a REIT. See "Description of Common Stock -- Restrictions on Transfer." Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the applicable Preferred Stock Depositary with written instructions to the Preferred Stock Depositary to instruct the Company to cause conversion of a class or series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of a class or series of Preferred Stock (including Excess Stock) of the Company or other shares of stock, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF A DEPOSIT AGREEMENT

     The form of Depositary Receipt evidencing Depositary Shares which represent the Preferred Stock and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable Depositary Shares evidenced by the applicable Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain anticipated exceptions in the Deposit Agreements, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related class or series of Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

     The Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the Preferred Stock Depositary if (i) such termination is necessary to preserve the Company's status as a REIT or (ii) a majority of each series class or of Preferred Stock subject to such Deposit Agreement consents to such termination, whereupon the Preferred Stock Depositary will deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of each Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by preferred Stock Depositary with respect to such Depositary Receipts. The Company has agreed that if the Deposit Agreement is terminated to preserve the Company's status as a REIT, then the Company will use its best efforts to list each class or series of Preferred Stock issued upon surrender of the related Depositary Shares. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares shall have been redeemed, (ii) there shall have been a final distribution in respect of each class or series of Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of the Depositary Receipts evidencing the Depositary Shares representing such class or series of Preferred Stock or (iii) each share of the related Preferred Stock shall have been converted into stock of the Company not so represented by Depositary Shares.

CHARGES OF A PREFERRED STOCK DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Stock Depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of the Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Preferred Stock Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     The Preferred Stock Depositary will forward to holders of Depositary Receipts any reports and communications from the Company which are received by the Preferred Stock Depositary with respect to the related Preferred Stock.

     Neither the Preferred Stock Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Stock Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of a class or series of Preferred Stock represented by the Depositary Shares), gross negligence or willful misconduct, and the Company and the Preferred Stock Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of a class or series of Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event a Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, the Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

                            DESCRIPTION OF WARRANTS

     The Company has no Warrants outstanding (other than options issued under the Company's employee stock option plan). The Company may issue Warrants for the purchase of Preferred Stock or Common Stock. Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (1) the title of such Warrants; (2) the aggregate number of such Warrants; (3) the price or prices at which such Warrants will be issued; (4) the designation, terms and number of shares of Preferred Stock or Common Stock purchasable upon exercise of such Warrants; (5) the designation and terms of the Offered Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Offered Security; (6) the date, if any, on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable; (7) the price at which each share of Preferred Stock or Common Stock purchasable upon exercise of such Warrants may be purchased; (8) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any; (11) a discussion of certain federal income tax considerations; and (12) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

             CERTAIN PROVISIONS OF THE COMPANY'S CHARTER AND BYLAWS

     Certain provisions of the Company's Charter and Bylaws might discourage certain types of transactions that involve an actual or threatened change of control of the Company. The Ownership Limit may delay or impede a transaction or a change in control of the Company that might involve a premium price for the Company's capital stock or otherwise be in the best interest of the stockholders. See "Description of Common Stock -- Restrictions on Transfer." Pursuant to the Company's Charter and Bylaws, the Company's Board of Directors is divided into three classes of directors, each class serving staggered three-year terms. In addition, directors may only be removed for cause and with the vote of 80% of the shares eligible to vote. These provisions may reduce the possibility of a tender offer or an attempt to change control of the Company. The issuance of Preferred Stock by the Board of Directors may also have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Preferred Stock -- General."

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of material federal income tax considerations is based on current law and does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, financial institutions and broker-dealers) subject to special treatment under the federal income tax laws. Certain federal income tax considerations relevant to holders of the Offered Securities will be provided in the applicable Prospectus Supplement relating thereto.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF THE OFFERED SECURITIES.

GENERAL

     The Company believes that since its formation it has operated in a manner that permits it to satisfy the requirements for taxation as a REIT under the applicable provisions of the Code. The Company intends to continue to operate to satisfy such requirement. No assurance can be given, however, that such requirements will be met.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the laws that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations thereunder, and administrative and judicial interpretations thereof. Morrison & Foerster LLP has acted as tax counsel to the Company in connection with the Company's election to be taxed as a REIT.

     In the opinion of Morrison & Foerster LLP, commencing with the Company's taxable year ended December 31, 1993, the Company has been organized in conformity with the requirements for qualification as a REIT, and its method of operation has and will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Morrison & Foerster LLP. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year will satisfy such requirements. See "-- Failure to Qualify."

     In brief, if certain detailed conditions imposed by the REIT provisions of the Code are satisfied, entities, such as the Company, that invest primarily in real estate and that otherwise would be treated for federal income tax purposes as corporations, are generally not taxed at the corporate level on their "REIT taxable income" that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) that generally results from investing in corporations.

     If the Company fails to qualify as a REIT in any year, however, it will be subject to federal income tax as if it were a domestic corporation, and its stockholders will be taxed in the same manner as stockholders of ordinary corporations. In this event, the Company could be subject to potentially significant tax liabilities and the amount of cash available for distribution to its stockholders could be reduced.

TAXATION OF THE COMPANY

     In any year in which the Company qualifies as a REIT, in general it will not be subject to federal income tax on that portion of its net income that it distributes to stockholders. However, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains. (However, beginning in 1998, a REIT can elect to "pass through" any of its taxes paid on its undistributed net capital gains income to its stockholders on a pro rata basis.) Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than property held for at least four years, foreclosure property, and, beginning in 1998, property involuntarily converted), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% or the 95% tests (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been satisfied, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the REIT fails the 75% or 95% test. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its real estate investment trust ordinary income for such year, (ii) 95% of its real estate investment trust capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10 year period beginning on the date on which such asset was acquired by the REIT, then, to the extent of any built-in gain at the time of acquisition, such gain will be subject to tax at the highest regular corporate rate.

REQUIREMENTS FOR QUALIFICATION

     The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(5) the beneficial ownership of which is held by 100 or more persons; (6) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code) at any time during the last half of each taxable year; and (7) which meets certain other tests, described below, regarding the nature of income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) will not apply until after the first taxable year for which an election is made by the Company to be taxed as a REIT. Beginning in 1998, a REIT's failure to satisfy condition (6) during a taxable year will not result in its disqualification as REIT under the Code for such taxable year as long as (i) the REIT satisfies the stockholder demand statement requirements described in the succeeding paragraph and (ii) the REIT did not know, and exercising due diligence, would not have known, whether it had failed condition (6).

     In order to ensure compliance with the ownership tests described above, the Company has placed certain restrictions on the transfer of the Common Stock and Preferred Stock to prevent further concentration of stock ownership. Moreover, to evidence compliance with these requirements, the Company must maintain records which disclose the actual ownership of its outstanding Common Stock and Preferred Stock. In fulfilling its obligations to maintain records, the Company must and will demand written statements each year from the record holders of designated percentages of its Common Stock and Preferred Stock disclosing the actual owners of such Common Stock and Preferred Stock. A list of those persons failing or refusing to comply with such demand must be maintained as part of the Company's records. A stockholder failing or refusing to comply with the Company's written demand must submit with his tax returns a similar statement disclosing the actual ownership of Common Stock and Preferred Stock and certain other information. In addition, the Company's Charter provides restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements. See "Description of Common Stock -- Restrictions on Transfer."

     Although the Company intends to satisfy the stockholder demand statement requirements described in the preceding paragraph, beginning in 1998, its failure to satisfy these requirements will not result in its disqualification as a REIT under the Code but may result in the imposition of IRS penalties against the Company.

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of a partnership shall retain the same character in the hands a partner qualifying as a REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests, described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership will be treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described below.

  ASSET TESTS

     At the close of each quarter of the Company's taxable year, the Company must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items and government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by the Company). Second, although the remaining 25% of the Company's assets generally may be invested without restriction, securities in this class may not exceed either (i) 5% of the value of the Company's total assets as to any one nongovernment issuer, or (ii) 10% of the outstanding voting securities of any one issuer. The Company's investment in the Properties through its interest in the Operating Partnership constitutes qualified assets for purposes of the 75% asset test. In addition, the Company may own 100% of "qualified REIT subsidiaries," which are, in general, 100% owned, corporate subsidiaries of a REIT. All assets, liabilities, and items of income, deduction, and credit of such a qualified REIT subsidiary will be treated as owned and realized directly by the Company. The Company's investment in Spieker Northwest, Inc. is not a qualifying asset for purposes of the 75% asset test. The Company expects, however, that such investment will continue to represent less than 5% of the Company's total assets and, together with any other nonqualifying assets, will continue to represent less than 25% of the Company's total assets.

  GROSS INCOME TESTS

     There are three separate percentage tests (two beginning in 1998)relating to the sources of the Company's gross income which must be satisfied for each taxable year. For purposes of these tests, where the Company invests in a partnership, the Company will be treated as receiving its share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of the Company as it has in the hands of the partnership. See "-- Tax Aspects of the Company's Investment in the Operating Partnerships -- General."

     The 75% Test. At least 75% of the Company's gross income for the taxable year must be "qualifying income." Qualifying income generally includes (i) rents from real property (except as modified below); (ii) interest on obligations collateralized by mortgages on, or interests in, real property; (iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"); (iv) dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property ("foreclosure property"); and (vii) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property.

     Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% test (or the 95% test described below) if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "related party tenant"). In addition, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued generally will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% tests if it is based in whole or in part on the income or profits of any person. Rent or interest will not be disqualified, however, solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent that the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only, and are not otherwise considered "rendered to the occupant." For both the related party tenant rules and determining whether an entity qualifies as an independent contractor of a REIT, certain attribution rules of the Code apply, pursuant to which shares of a REIT held by one entity are deemed held by another.

     Under current law, if a REIT provides impermissible services to its tenants, all of the rent from those tenants can be disqualified from satisfying the 75% test and 95% test (described below). Beginning in 1998, however, rents will not be disqualified if a REIT provides de minimis, impermissible services. For this purpose, services provided to tenants of a property are considered de minimis where income derived from the services rendered equals 1% or less of all income derived from the property (threshold determined on a property-by-property basis).

     The Company, through the Operating Partnership (which is not an independent contractor of the Company), will provide certain services with respect to the Properties and any newly acquired Properties. The Company believes that the services provided by the Operating Partnership are usually or customarily rendered in connection with the rental of space of occupancy only, and therefore that the provision of such services will not cause the rents received with respect to the Properties to fail to qualify as rents from real property for purposes of the 75% and 95% tests. The Company does not intend to rent to related party tenants or to charge rents that would not qualify as rents from real property because the rents are based on the income or profits of any person (other than rents that are based on a fixed percentage or percentages of receipts or sales).

     The 95% Test. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of the Company's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends and interest on any obligation not collateralized by an interest on real property are included for purposes of the 95% test, but not for purposes of the 75% test. For purposes of determining whether the Company complies with the 75% and 95% tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property, excluding certain property held by the Company for at least four years and foreclosure property. See "-- Taxation of the Company" and "-- Tax Aspects of the Company's Investment in the Operating Partnership -- Sale of the Properties."

     The Company believes that it and the Operating Partnership has held and managed the Properties in a manner that has given rise to rental income qualifying under the 75% and 95% tests. Gains on sales of the Properties will generally qualify under the 75% and 95% tests.

     Even if the Company fails to satisfy one or both of the 75% or 95% tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (i) the Company's failure to comply was due to reasonable cause and not to willful neglect; (ii) the Company reports the nature and amount of each item of its income included in the 75% and 95% tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. If these relief provisions apply, the Company will, however, still be subject to a special tax upon the greater of the amount by which it fails either the 75% or 95% test for that year.

     The 30% Test. The Company must derive less than 30% of its gross income for each taxable year from the sale or other disposition of (i) real property held for less than four years (other than foreclosure property and involuntary conversions), (ii) stock or securities held for less than one year, and (iii) property in a prohibited transaction. The Company does not anticipate that it will have any substantial difficulty in complying with this test. The 30% test has been repealed, effective for tax years beginning after December 31, 1997.

  ANNUAL DISTRIBUTION REQUIREMENTS

     The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders each year in an amount at least equal to (A) the sum of (i) 95% of the Company's REIT taxable income (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. (However, beginning in 1998, a REIT can elect to "pass through" any of its taxes paid on its undistributed net capital gains income to its stockholders on a pro rata basis.) Furthermore, if the REIT should fail to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its net capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the REIT would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     The Company believes that it has made timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the partnership agreement of the Operating Partnership authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible that in the future the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing the Company's REIT taxable income on the other hand. Further, as described below, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. To avoid any problem with the 95% distribution requirement, the Company will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, will borrow funds (or cause the Operating Partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement. The Company (through the Operating Partnership) may be required to borrow funds at times when market conditions are not favorable.

     If the Company fails to meet the 95% distribution requirement as a result of an adjustment to the Company's tax return by the IRS, the Company may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

  FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company, nor will they be required to be made. In such event, to the extent of the Company's current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether the Company would be entitled to such statutory relief.

TAX ASPECTS OF THE COMPANY'S INVESTMENT IN THE OPERATING PARTNERSHIP

     The following discussion summarizes certain federal income tax considerations applicable solely to the Company's investment in the Operating Partnership. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

  GENERAL

     The Company holds a direct ownership interest in the Operating Partnership. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company includes its proportionate share of the foregoing Operating Partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. See "-- Taxation of the Company" and "-- Requirements for Qualification -- Gross Income Tests." Any resultant increase in the Company's REIT taxable income increases its distribution requirements (see "-- Requirements for Qualification -- Annual Distribution Requirements"), but is not subject to federal income tax in the hands of the Company provided that such income is distributed by the Company to its stockholders. Moreover, for purposes of the REIT asset tests (see "-- Requirements for Qualification -- Asset Tests"), the Company includes its proportionate share of assets held by the Operating Partnership.

  TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES

     Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as certain of the Properties), must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was initially formed by way of contributions of appreciated property (including certain of the Properties). Consequently, the partnership agreement of the Operating Partnership requires such allocations to be made in a manner consistent with Section 704(c) of the Code.

     In general, the limited partners of the Operating Partnership will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership of the contributed assets (including certain of the Properties). This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules under Section 704(c) of the Code do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership may cause the company to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "-- Requirements for Qualification -- Annual Distribution Requirements." In addition, the application of Section 704(c) of the Code to the Operating Partnership is not entirely clear and may be affected by authority that may be promulgated in the future.

  SALE OF THE PROPERTIES

     Generally, any gain realized by the Operating Partnership on the sale of property held by the Operating Partnership will be capital gain, except for any portion of such gain that is treated as certain depreciation or cost recovery recapture. The Company's share of any gain realized by the Operating Partnership on the sale of any dealer property generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Taxation of the Company" and "-- Requirements for Qualification -- Gross Income Tests -- The 95% Test." Under existing law, whether property is dealer property is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the Properties, and to make such occasional sales of the Properties as are consistent with the Company's investment objectives. Based upon such investment objectives, the Company believes that in general the Properties should not be considered dealer property and that the amount of income from prohibited transactions, if any, will not be material.

TAXATION OF STOCKHOLDERS

  TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income. Stockholders that are corporations will not be entitled to a dividends received deduction. To the extent that the Company makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the stockholder, reducing the tax basis of a stockholder's Common Stock by the amount of such distribution (but not below zero), with distributions in excess of the stockholders tax basis taxable as capital gains (if the Common Stock is held as a capital asset). In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

     In general, distributions which are designed by the Company as capital gain dividends will be taxed to stockholders as gain from the sale of assets held for greater than 1 year, or "long-term term capital gain," without regard to the period for which a stockholder has held his stock upon which the capital gain dividend is paid. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     The Taxpayer Relief Act of 1997 (the "1997 Act") created several new categories of capital gains applicable to noncorporate taxpayers. Under prior law, noncorporate taxpayers were generally taxed at a maximum rate of 28% on net capital gain (generally, the excess of net long-term capital gain over net short-term capital loss). Noncorporate taxpayers are now generally taxed at a maximum rate of 20% on net capital gain attributable to gains realized on the sale of property held for greater than 18 months, and a maximum rate of 28% on net capital gain attributable to gain realized on the sale of property held for greater than 1 year and 18 months or less. In addition, a 25% rate now applies to noncorporate taxpayers on certain gains realized on the sale of real property. The 1997 Act retains the treatment of short-term capital gain and did not affect the taxation of corporate taxpayers.

     The Treasury is authorized to issue regulations for application of the reduced capital gains tax rates enacted under the 1997 Act to pass-through entities, including REITs and partnerships (such as the Operating Partnership). Noncorporate stockholders of the Company may therefore qualify for the reduced rate of tax on capital gain dividends paid by the Company.

     Beginning in 1998, an election will be available under which a REIT may retain its capital gains and pay tax thereon, and its stockholders will be deemed to have received the capital gains and paid the tax. If the Company makes this election, a stockholder will be deemed to have received his pro rata share of the Company's capital gains and may claim a credit against his federal income tax liability for his share of taxes paid by the Company on such gains.

     In general, any loss upon a sale or exchange of Common Stock by a stockholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gain.

  BACKUP WITHHOLDING

     The Company will report to its domestic stockholders and to the Service the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid and redemption proceeds unless such stockholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The Company may nevertheless institute backup withholding with respect to a stockholder if instructed to do so by the IRS. A stockholder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     Based upon a published ruling by the IRS, distribution by the Company to a stockholder that is a tax-exempt entity will not constitute "unrelated business taxable income" ("UBTI") provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

     Notwithstanding the preceding paragraph, however, a portion of the dividends paid by the Company may be treated as UBTI to certain domestic private pension trusts if the Company is treated as a "pension-held REIT." The Company believes that it is not, and does not expect to become a "pension-held REIT." If the Company were to become a pension-held REIT, these rules generally would only apply to certain pension trusts that held more than 10% of the Company's stock.

TAXATION OF FOREIGN STOCKHOLDERS

     The following is a discussion of certain anticipated U.S. federal income tax consequences of the ownership and disposition of the Company's stock applicable to Non-U.S. Holders of such stock. A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof, or (iii) an estate or trust whose income is includable in gross income for U.S. federal income tax purposes regardless of its source. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. federal income taxation.

  DISTRIBUTIONS FROM THE COMPANY

     1. Ordinary Dividends. The portion of dividends received by Non-U.S. Holders payable out of the Company's current and accumulated earnings and profits which are not attributable to capital gains of the Company and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty). In general,

Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of stock of the Company. In cases where the dividend income from a Non-U.S. Holder's investment in stock of the company is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation).

     2. Non-Dividend Distributions. Unless the Company's stock constitutes a USRPI (as defined below), distributions by the Company which are not paid out of the current and accumulated earnings and profits of the company will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund of such amounts from the Service if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company. If the Company's stock constitutes a USRPI, such distribution shall be subject to 10% withholding tax and may be subject to additional taxation under FIRPTA (as defined below).

     3. Capital Gain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), a distribution made by the Company to a Non-US. Holder, to the extent attributable to gains ("USRPI Capital Gains") from dispositions of United States Real Property Interests ("USRPIs"), which includes the properties beneficially owned by the Company, will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and therefore will be subject to U.S. income tax at the rate applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, the Company will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI Capital Gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits in tax in the hands of a foreign corporate stockholder that is not entitled to treaty exemption.

     Disposition of Stock of the Company. Unless the Company's stock constitutes a USRPI, a sale of such stock by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. The stock will not constitute a USRPI if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Holders. The Company believes that it is, and it expects to continue to be a domestically controlled REIT, and therefore that the sale of the Company's stock will not be subject to taxation under FIRPTA. Because the Company's stock will be publicly traded, however, no assurance can be given the Company will continue to be a domestically controlled REIT.

     If the Company does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of stock generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) the stock is "regularly traded" (as defined by applicable Treasury regulations) on an established securities market and (ii) the selling Non-U.S. Holder held 5% or less of the Company's outstanding stock at all times during a specified testing period.

     If gain on the sale of stock of the Company were subject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as a U.S. stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the Service.

OTHER TAX CONSIDERATIONS

  DIVIDEND REINVESTMENT PROGRAM

     Under the Company's dividend reinvestment program, stockholders participating in the program will be deemed to have received the gross amount of any cash distributions which would have been paid by the Company to such stockholders had they not elected to participate. These deemed distributions will be treated as actual distributions from the Company to the participating stockholders and will retain the character and tax effect applicable to distributions from the Company generally. See "Federal Income Tax
Considerations -- Taxation of Stockholders." Participants in the dividend reinvestment program are subject to federal income tax on the amount of the deemed distributions to the extent that such distributions represent dividends or gains, even though they receive no cash. Shares of Common Stock received under the program will have a holding period beginning with the day after purchase, and a tax basis equal to their cost (which is the gross amount of the deemed distribution).

  STATE AND LOCAL TAXES

     The Company and its stockholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisers regarding the effect of state and local tax laws on an investment in the Common Stock of the Company.

                              PLAN OF DISTRIBUTION

     The Company and the Operating Partnership may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents, which agents may be affiliated with the Company or the Operating Partnership. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     Sales of Offered Securities offered pursuant to any applicable Prospectus Supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale, or at negotiated prices. The Company and the Operating Partnership also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions as set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company or from the Operating Partnership in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company or the Operating Partnership to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company and the Operating Partnership, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Any such indemnification agreements will be described in the applicable Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Supplement, each series of Offered Securities will be a new issue with no established trading market, other than the Common Stock and Series B

Preferred Stock which are listed on the New York Stock Exchange. Any shares of Common Stock and Series B Preferred Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Company or the Operating Partnership may elect to list any other series of Preferred Stock and any series of Debt Securities, Depository Shares or Warrants on any exchange, but neither is obligated to do so. It is possible that one or more underwriters may make a market in a series of Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Offered Securities.

     If so indicated in the applicable Prospectus Supplement, the Company or the Operating Partnership, as the case may be, may authorize dealers acting as the Company's or the Operating Partnership's agents to solicit offers by certain institutions to purchase Offered Securities from the Company or the Operating Partnership at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company or the Operating Partnership, as the case may be. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and
(ii) if the Offered Securities are being sold to underwriters, the Company or the Operating Partnership, as the case may be, shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for, the Company or the Operating Partnership in the ordinary course of business.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedules of the Company and the Operating Partnership included in the Company's and the Operating Partnership's respective Annual Reports on Form 10-K for the year ended December 31, 1996, incorporated by reference herein, and the reports on the combined statements of revenues and certain expenses of the Pasadena Portfolio, Metro Plaza and the Three Property Transactions, dated April 29, 1997, April 29, 1997, and December 20, 1996, respectively, included in the Company's and the Operating Partnership's respective Current Reports on Form 8-K each dated June 27, 1997, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods indicated in their reports and have been incorporated herein in reliance on such reports given on the authority of that firm as experts in accounting and auditing.

                       VALIDITY OF THE OFFERED SECURITIES

     The validity of the Offered Securities will be passed upon for the Company and the Operating Partnership by Sullivan & Cromwell, Los Angeles, California. The description of the Company's qualification and taxation as a REIT under the Code contained in this Prospectus under the caption entitled "Federal Income Tax Considerations -- General" is based upon the opinion of Morrison & Foerster LLP.

======================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
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
Prospectus Supplement Summary..........  S-3
The Company............................ S-19
Price Range of Common Stock and
  Dividends............................ S-25
Use of Proceeds........................ S-26
Capitalization......................... S-27
Selected Financial and Other Data...... S-28
Management's Discussion and Analysis of
  Financial Conditions and Results of
  Operations........................... S-31
Management............................. S-37
Underwriting........................... S-39
Validity of Common Stock............... S-40
Pro Forma Financial Information........  F-1
PROSPECTUS
Available Information..................    2
Incorporation of Certain Documents by
  Reference............................    2
The Company and the Operating
  Partnership..........................    3
Use of Proceeds........................    4
Ratio of Earnings to Fixed Charges.....    4
Special Considerations.................    5
Description of Debt Securities.........    7
Description of Capital Stock...........   17
Description of Preferred Stock.........   21
Description of Depositary Shares.......   23
Description of Warrants................   27
Certain Provisions of the Company's
  Charter and Bylaws...................   27
Federal Income Tax Considerations......   27
Plan of Distribution...................   37
Experts................................   38
Validity of the Offered Securities.....   38

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                               10,000,000 SHARES

                            SPIEKER PROPERTIES, INC.

                                  COMMON STOCK

                               ------------------

                                  SPIEKER LOGO
                               ------------------

                              GOLDMAN, SACHS & CO.

                          DONALDSON, LUFKIN & JENRETTE
               SECURITIES CORPORATION

                              MERRILL LYNCH & CO.

                           MORGAN STANLEY DEAN WITTER

                             NATIONSBANC MONTGOMERY
                                SECURITIES, INC.

                       PRUDENTIAL SECURITIES INCORPORATED

                      REPRESENTATIVES OF THE UNDERWRITERS
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